 Exhibit 99.1

Central Puerto S.A.

Consolidated financial statements for the year ended

December 31, 2020, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 29 BEGINNING JANUARY 1, 2020 FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce:
-
Of the articles of incorporation: March 13, 1992.

-
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

Class of shares	Subscribed, paid-in, issued and registered

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME
for the year ended December 31, 2020

	Notes	2020	2019
		ARS 000	ARS 000

Revenues	5	38,108,160	48,957,223
Cost of sales	Exhibit F	(16,815,404)	(25,807,727)
Gross income		21,292,756	23,149,496

Administrative and selling expenses	Exhibit H	(2,972,603)	(3,585,133)
Other operating income	6.1	14,098,495	24,986,160
Other operating expenses	6.2	(457,084)	(368,606)
Impairment of property, plant and equipment and intangible assets	2.3.8	(4,016,305)	(5,996,233)
Operating income		27,945,259	38,185,684

Gain (loss) on net monetary position		1,159,246	(3,310,603)
Finance income	6.3	5,159,795	4,902,024
Finance expenses	6.4	(22,297,137)	(21,680,208)
Share of the profit of associates	3 & Exhibit C	108,750	1,515,649
Income before income tax		12,075,913	19,612,546

Income tax for the year	7	(5,117,975)	(7,821,606)
Net income for the year		6,957,938	11,790,940

Attributable to:
- Equity holders of the parent		6,891,921	11,992,373
- Non-controlling interests		66,017	(201,433)
		6,957,938	11,790,940

Basic and diluted earnings per share (ARS)	8	4.58	7.97

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended December 31, 2020

	Notes	2020	2019
		ARS 000	ARS 000

Net income for the year		6,957,938	11,790,940

Other comprehensive income for the year

Other comprehensive income (loss) not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	11.3	7,471	(59,403)
Income tax related to remeasurement of losses from long-term employee benefits	7	(1,967)	15,742
Other comprehensive income (loss) not to be reclassified to income in subsequent periods		5,504	(43,661)
Other comprehensive income for the year		5,504	(43,661)
Total comprehensive income for the year		6,963,442	11,747,279

Attributable to:
- Equity holders of the parent		6,897,425	11,948,712
- Non-controlling interests		66,017	(201,433)
		6,963,442	11,747,279

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at December 31, 2020

		2020	2019
	Notes	ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	Exhibit A	79,186,695	77,187,266
Intangible assets	12 & Exhibit B	6,744,106	9,623,488
Investment in associates	3 & Exhibit C	4,664,005	4,697,625
Trade and other receivables	10.1	29,400,051	33,012,927
Other non-financial assets	11.1	484,116	938,261
Inventories	9	658,121	196,275
Deferred tax asset	7	98,380	-
		121,235,474	125,655,842
Current assets
Inventories	9	804,226	895,252
Other non-financial assets	11.1	900,361	1,369,911
Trade and other receivables	10.1	18,735,089	21,293,677
Other financial assets	Exhibit D	14,076,309	10,481,099
Cash and cash equivalents	13	278,698	2,033,761
		34,794,683	36,073,700
Property, plant and equipment available for sale	18.5	2,359,451	-
Total assets		158,389,608	161,729,542

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		25,619,864	25,619,864
Legal reserve		3,838,044	3,238,426
Voluntary reserve		48,479,823	36,092,233
Other equity accounts		(1,966,148)	-
Retained earnings		6,897,425	12,987,208
Equity attributable to holders of the parent		84,383,030	79,451,753
Non-controlling interests		128,319	1,076,487
Total equity		84,511,349	80,528,240

Non-current liabilities
Other non-financial liabilities	11.2	5,254,302	5,928,471
Loans and borrowings	10.3	30,844,867	41,777,839
Compensation and employee benefits liabilities	11.3	314,612	312,142
Provisions	Exhibit E	45,403	12,512
Deferred income tax liabilities	7	8,999,900	8,590,917
		45,459,084	56,621,881

Current liabilities
Trade and other payables	10.2	2,545,492	8,031,529
Other non-financial liabilities	11.2	2,251,198	2,361,153
Loans and borrowings	10.3	20,124,461	10,926,497
Compensation and employee benefits liabilities	11.3	1,018,919	951,227
Income tax payable		2,444,250	2,271,636
Provisions	Exhibit E	34,855	37,379
		28,419,175	24,579,421
Total liabilities		73,878,259	81,201,302
Total equity and liabilities		158,389,608	161,729,542

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended December 31, 2020

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Unappropriated retained earnings	Total	Non- controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2020	1,514,022	25,619,864	3,238,426	36,092,233	-	12,987,208	79,451,753	1,076,487	80,528,240

Net income for the year	-	-	-	-	-	6,891,921	6,891,921	66,017	6,957,938
Other comprehensive income for the year	-	-	-	-	-	5,504	5,504	-	5,504
Total comprehensive income for the year	-	-	-	-	-	6,897,425	6,897,425	66,017	6,963,442

Increase in legal reserve	-	-	599,618	-	-	(599,618)	-	-	-
Increase in voluntary reserve	-	-	-	12,387,590	-	(12,387,590)	-	-	-
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	(63,958)	(63,958)
Transaction with non-controlling interest (Note 16)	-	-	-	-	(1,966,148)	-	(1,966,148)	(951,900)	(2,918,048)
Share-based payments	-	-	-	-	-	-	-	1,673	1,673
As of December 31, 2020	1,514,022	25,619,864	3,838,044	48,479,823	(1,966,148)	6,897,425	84,383,030	128,319	84,511,349

As of January 1, 2019	1,514,022	25,619,864	802,935	9,228,000	-	30,817,963	67,982,784	979,444	68,962,228

Effect of IFRIC 23 adoption	-	-	-	-	-	1,029,939	1,029,939	-	1,029,939
As of January 1, 2019 (modified)	1,514,022	25,619,864	802,935	9,228,000	-	31,847,902	69,012,723	979,444	69,992,167

Net income for the year	-	-	-	-	-	11,992,373	11,992,373	(201,433)	11,790,940
Other comprehensive income for the year	-	-	-	-	-	(43,661)	(43,661)	-	(43,661)
Total comprehensive income for the year	-	-	-	-	-	11,948,712	11,948,712	(201,433)	11,747,279

Increase in legal reserve	-	-	2,435,491	-	-	(2,435,491)	-	-	-
Increase in voluntary reserve	-	-	-	28,382,471	-	(28,382,471)	-	-	-
Dividends in cash	-	-	-	(1,518,238)	-	8,556	(1,509,682)	-	(1,509,682)
Contributions from non-controlling interests	-	-	-	-	-	-	-	263,994	263,994
Dividends in cash distributed by a subsidiary (3)	-	-	-	-	-	-	-	(31,624)	(31,624)
Share-based payments	-	-	-	-	-	-	-	66,106	66,106
As of December 31, 2019	1,514,022	25,619,864	3,238,426	36,092,233	-	12,987,208	79,451,753	1,076,487	80,528,240

(1)
A subsidiary holds 8,851,848 common shares.
(2)
Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2020.
(3)
Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 23, 2019.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended December 31, 2020

	2020	2019
	ARS 000	ARS 000

Operating activities
Income for the year before income tax	12,075,913	19,612,546

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	3,620,674	2,681,584
Amortization of intangible assets	2,334,299	1,934,797
Impairment of property, plant and equipment and intangible assets	4,016,305	5,996,233
Discount of accounts receivables and payables, net	30,194	304,798
Interest earned from customers	(3,107,561)	(8,760,658)
Trade and tax interests lost	373,124	-
Finance income	(5,159,795)	(4,902,024)
Finance expenses	22,297,137	21,680,208
Share of the profit of associates	(108,750)	(1,515,649)
Material and spare parts impairment	42,935	42,977
Share-based payments	1,673	66,106
Movements in provisions and long-term employee benefit plan expense	135,257	110,407
Foreign exchange difference for trade receivables	(10,952,248)	(16,217,459)
Loss on net monetary position	(12,354,183)	(16,235,780)

Working capital adjustments:
Decrease in trade and other receivables	14,505,539	17,383,420
Decrease (Increase) in other non-financial assets and inventories	341,216	(1,624,563)
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(8,171,729)	2,338,705
	19,920,000	22,895,648
Trade and tax interests paid	(373,124)	-
Interest received from customers	3,111,680	6,578,193
Income tax paid	(3,364,939)	(13,172,605)
Net cash flows provided by operating activities	19,293,617	16,301,236

Investing activities
Purchase of property, plant and equipment	(11,970,431)	(23,830,786)
Acquisition of thermal Station Brigadier López	-	(11,526,280)
Dividends received	140,984	1,003,449
(Acquisition) of available-for-sale financial assets, net	(5,458,711)	(3,635,472)
Net cash flows used in investing activities	(17,288,158)	(37,989,089)

Financing activities
Bank and investment accounts overdrafts received (paid), net	(703,095)	1,998,624
Loans received	4,132,003	28,216,736
Loans paid	(3,229,307)	(1,576,414)
Direct financing and loans refinancing costs	(323,478)	(1,324,244)
Interest and other financial costs paid	(3,495,527)	(2,713,387)
Contributions from non-controlling interests	-	263,994
Dividends paid	(63,958)	(1,541,306)
Net cash flows (used in) provided by financing activities	(3,683,362)	23,324,003

(Decrease) Increase in cash and cash equivalents	(1,677,903)	1,636,150
Exchange difference and other financial results	276,696	864,440
RECPAM generated by cash and cash equivalents	(353,856)	(948,406)
Cash and cash equivalents as of January 1	2,033,761	481,577
Cash and cash equivalents as of December 31	278,698	2,033,761

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

-
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

-
Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 571 MW and a steam generating capacity of 125 tons per hour.

-
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

-
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

-
The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

-
The thermal cogeneration plant Terminal 6 - San Lorenzo (currently under construction), located in Puerto General San Martín, Santa Fe Province, was commercially authorized on November 21, 2020, with only its gas turbine with power of 269.5 MW (open-cycle). Once the works are finished and the plant operates with combined cycle, it will have an installed power of 330 MW and 340 tn/h of steam production.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group.

On July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Moreover, through CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources. In this regard, as of the issuance date of these financial statements, the Group has a total installed capacity of 373.8 MW of commercially-authorized power from sources of renewable energy, which is distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW and (vii) wind farm Manque 57 MW.

The issuance of Group’s consolidated financial statements of the year ended December 31, 2020 was approved by the Company’s Board of Directors on March 15, 2021.

1.1.
Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market.

Following Argentina’s economic crisis in 2001 and 2002 the costs of generators were increasing as a result of the devaluation of the Argentine peso and increasing fuel prices. As a result of the freeze in end user tariffs combined with the higher generation costs, CAMMESA began experiencing deficits as it was not able to collect from the end users (via distributors) the full price of electricity it owed to the generators. Given this structural deficit, CAMMESA passed a series of regulations to keep the electrical system operating despite the structural deficit.

1.2.
Amendments to WEM regulations

a)
Resolution SE No. 406/03 and other regulations related to WEM generators’ receivables

Resolution 406/03 issued in September 2003 enforced priority payments of generator’s balances. Under the priority payment plan, generators only collected the variable generation costs declared and the payments for power capacity and the remaining payments on these plants were delayed as there were not sufficient funds as a result of the structural deficit. Resolution 406/03 established that the resulting monthly obligations to generators for the unpaid balance were to be considered payments without a fixed due date, or “LVFVD receivables” using the Spanish acronym. Although these obligations did not have a specified due date, the Resolution provided that they would earn interest at an equivalent rate to the one received by CAMMESA on its own cash investments, hereafter “the CAMMESA rate”.

As a result of this regulation, a portion of the invoices issued by Company’s plants were not paid in full beginning in 2004.

Between 2004 and 2007, the Argentine government issued a series of resolutions aimed at increasing thermal generation capacity while at the same time providing a mechanism for generators to collect their LVFVD receivables. These resolutions created funds called the “FONINVEMEM” which were administered by trusts (“the FONINVEMEM trust”) and made investments in two thermal generation plants within Argentina. All WEM

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

creditor agents with LVFVD (including the Company) were invited to state formally their decision to participate in forming the FONINVEMEM. The Company, as most LVFVD generators, stated its decision to participate in the creation of the FONINVEMEM with the abovementioned receivables.

Within this framework, generators created the companies Termoeléctrica José de San Martín S.A. (“TSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which are engaged in managing the purchase of equipment, and building, operating and maintaining each new power plant.

Under these Resolutions, the FONINVEMEM trusts are the owner of the Central Termoeléctrica San Martin and Central Termoeléctrica Belgrano plants during the first ten years of operations. Trusts are aimed at administrating, each of them, 50% of the resources accrued under FONINVEMEM and other funds for the purpose of financing the power stations. Under these agreements, CAMMESA acts as a Trustor, Banco de Inversión y Comercio Exterior (“BICE”) as Trustee, the Secretariat of Energy as regulatory authority and TSM and TMB as Trust Beneficiaries and the Company, with the remaining shareholders of TSM and TMB, as guarantors of the obligations of the latter.

The trust agreements had to remain in force until the termination date of the supply agreement that the Trustee - in representation of the Trust - entered into with CAMMESA - as the purchasing party - that had to remain valid for 10 years as from the date of the commercial authorization of the power stations. Upon the termination of that term, the trust assets must be transferred to TSM and TMB provided that, prior to such transference, TSM and TMB and their shareholders perform all the corporate acts necessary to allow private contributors and/or the Argentine Government to receive their correspondent shares in the capital of the power stations pursuant to the terms of the agreement. Failure to comply with this condition, holders of interest certificates (Argentine Government) and the generators who are the current shareholders of TSM and TMB shall be deemed as trust beneficiaries.

The FONINVEMEM agreements established that the receivables mentioned above will be paid by CAMMESA in 120 equal, consecutive monthly installments commencing on the commercial operation date of the plants. Also, the agreements established that the LVFVD receivables would be collected converted to US dollar and began earning interest at LIBOR plus a spread of 1% and 2%.

Once Manuel Belgrano and San Martin plants were commissioned (on January 7, 2010 and February 2, 2010, respectively), CAMMESA began paying the LVFVD receivables. On May 2010, CAMMESA informed the Company of the payment plan, including the amount of accrued interest at the CAMMESA rate which was added to the principal to be repaid in monthly installments over a ten-year period. Upon receipt of the payment schedule, the Company recognized accrued interest (related to the CAMMESA rate). The Company also began recognizing LIBOR interest income based on the contractual rate provided in the Resolution and the conversion of the receivables into US dollar. Since achieving commercial operations in 2010, CAMMESA have made all scheduled contractual principal and interest payments in accordance with the installment plan.

On January 7, 2020, the supply agreement with TMB was terminated and on February 2, 2020, the supply agreement with TSM was terminated, therefore payments of the final installment of the 120 established in the agreement for each power stations ceased. As a result, the reimbursement for the LVFVD receivables is deemed completed. In Note 3.1, the events that occurred after the termination of the supply agreements with TMB and TSM are included.

Additionally, in 2010 the Company approved a new agreement with the former Secretariat of Energy (Central Vuelta Obligado, the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406/03 accrued over the 2008 - 2011 period by the generators (“CVO receivables”) and for that purpose, enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado. The CVO agreement established that the CVO receivables will be paid by CAMMESA in 120 equal and consecutive monthly installments. For the determination of the novation of CVO credits, the following mechanism was applied: the cumulative LVFVD (sale settlements with due date to be defined) were converted to USD at the exchange rate established in the

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

agreement (ARS 3.97 per USD for the cumulative LVFVD until the execution date of the CVO Agreement and the closing exchange rate corresponding to each month for the LVFVD subsequently accumulated), the LIBOR rate was applied plus a 5% margin.

As from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”). The financial impact of the Commercial Approval is described in Note 10.1.

Under the agreement mentioned above, generators created the company Central Vuelta de Obligado S.A., which is in charge of managing the purchase of equipment, construction, operation and maintenance of the Central Vuelta de Obligado thermal power plant.

b)
Resolution No. 95/2013, Resolution No. 529/2014, Resolution No. 482/2015 and Resolution No. 22/2016

On March 26, 2013, the former Secretariat of Energy released Resolution No. 95/2013 (“Resolution 95”), which affects the remuneration of generators whose sales prices had been frozen since 2003. This new regulation, which modified the current regulatory framework for the electricity industry, is applicable to generators with certain exceptions. It defined a new compensation system based on compensating for fixed costs, non-fuel variable costs and an additional remuneration. Resolution 95 converted the Argentine electric market towards an “average cost” compensation scheme. Resolution 95 applied to all Company’s plants, excluding La Plata plant, which also sells energy in excess of YPF’s demand on the Spot market pursuant to the framework in place prior to Resolution 95.

In addition, Resolution 95 addressed LVFVD receivables not already included in any one of the FONINVEMEM trusts.

Thermal units must achieve an availability target which varies by technology in order to receive full fixed cost revenues. The availability of all Company’s plants exceeds this market average. As a result of Resolution 95, revenues to Company’s thermal units increased, but the impact on hydroelectric plant Piedra del Águila is dependent on hydrology. The new Resolution also established that all fuels, except coal, are to be provided by CAMMESA.

The resolution also established that part of the additional remuneration shall be not collected in cash rather it is implemented through LVFDV and will be directed to a “New Infrastructure Projects in the Energy Sector” which need to be approved by the former Secretariat of the Energy.

Finally, Resolution 95 suspended the inclusion of new contracts in the Term market as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution 95 will continue being managed by CAMMESA upon their termination. As from such termination, large users should acquire their supplies directly from CAMMESA. Also, Resolution 95 temporarily suspended the acquisition of fuel by the generation agents. All fuel purchases for the generation of electric power are centralized through CAMMESA.

On May 23, 2014, the Official Gazzette published Resolution No. 529/2014 issued by the former Secretariat of Energy (“Resolution 529”) which retroactively updated the prices of Resolution 95 to February 1, 2014, changed target availability and added a remuneration for non-recurrence maintenance. This remuneration is implemented through LVFDV and is aimed to cover the expenses that the generator incurs when performing major maintenances in its units.

On July 17, 2015, the Secretariat of Electric Energy set forth Resolution No. 482/2015 (“Resolution 482”) which retroactively updated the prices of Resolution 529 to February 1, 2015, and created a new trust called “Recursos para las inversiones del FONINVEMEM 2015-2018” in order to invest in new generation plants. Company’s plants would receive compensation under this program.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Finally, on March 30, 2016, through Resolution No. 22/2016 (“Resolution 22”), the values set by Resolution 482 were updated to become effective as from the transactions of February 2016.

c)
Resolution No. 19/2017

On January 27, 2017, the Secretariat of Electric Energy (“SEE”) issued Resolution SEE No. 19/17 (published in the Official Gazette on February 2, 2017) (Resolution 19), which replaced Resolution 95, as amended. This resolution changes electric energy generators remuneration methodology for transactions operated since February 1, 2017.

Resolution 19 substantially amended the tariff scheme applicable, which was previously governed by Resolution 22. Among its most significant provisions, such resolution established: (a) that generation companies would receive a remuneration of electric power generated and available capacity, (b) gradual increases in tariffs effective as of February, May and November 2017, (c) that the new tariffs would be denominated in U.S. dollars, instead of Argentine pesos, thus protecting generation companies from potential fluctuations in the value of the Argentine peso and (d) 100% of the energy sales are collected in cash by generators, eliminating the creation of additional LVFVD receivables.

Pursuant to this resolution, the Secretariat of Electric Energy established that electricity generators, co- generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy had not been committed under other power purchase agreements. The offers must be accepted by CAMMESA (acting on behalf of the electricity demanding agents of the WEM), who will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). The term of the guaranteed availability agreements is 3 years, and their general terms and conditions are established in Resolution 19.

Resolution 19 also establishes that WEM agents that operate hydroelectric power plants shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution.

d)
SGE (Secretaría de Gobierno de Energía) Resolution No. 70/2018 and Ministry of Productive Development Resolution No. 12/2019

On November 6, 2018, Resolution No. 70/2018 of the SGE was published, which resolution replaces Article 8 of Resolution issued by former SE no. 95/2013. The new article allows MEM Generators, Autogenerators and Cogenerators to obtain their own fuel. This does not alter the commitments assumed by Generation Agents within the context of MEM supply agreements with CAMMESA. It is established that generation costs with their own fuel will be valued according to the recognition mechanism of Average Variable Costs (“CVP”) recognized by CAMMESA. The Resolution also establishes that regarding those Generators not purchasing their own fuel, CAMMESA will continue the commercial management and the fuel supply.

Finally, under Resolution No. 12/2019 by the Ministry of Productive Development (published in the Official Gazette on December 30, 2019) fuel purchase for the generation of electric power is once again centralized through CAMMESA, therefore repealing the effect of Resolution No. 70/2018 of the former Secretariat of Energy, and Section 8 of Resolution No. 95/2013 of the former Secretariat of Energy and Section 4 of Resolution No. 529/2014 of the former Secretariat of Energy are back in force.

e)
Resolution of the Secretariat of Renewable Resources and Electricity Market no. 1/2019

On March 1, 2019 Resolution No. 1/2019 (“Resolution 1”) of the Secretariat of Renewable Resources and Electricity Market was published in the Official Gazette by virtue of which Resolution 19 was abolished. It establishes the new remuneration values of energy, power and associated services for the affected generators,

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as well as their application methodology. Its validity commences on the date of its publication in the Official Gazette.

According to Resolution 1, the approved remuneration system will be of transitional application and until the following are defined and gradually implemented: regulatory mechanisms aimed at reaching an autonomous, competitive and sustainable operation that allows for freedom of contract between supply and demand; and a technical, economical and operative functioning for the integration of different generation technologies so as to guarantee a reliable and cost effective system.

The following are the main changes introduced by Resolution 1 in connection with Resolution 19:

Energy Sale:

-
The price of energy generated by thermal power stations is reduced. Therefore, the price for energy generated with natural gas is of 4 USD/MWh and 7 USD/MWh for energy generated with liquid fuel.

-
The price of energy operated by thermal power stations is reduced. Therefore, the price for energy operated with any fuel is of 1.4 USD/MW.

-
The price for energy generated from non-conventional energy sources (renewable energies) is fixed at 28 USD/MWh.

Power Sale:

-
DIGO price (established by Resolution 19) goes from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month the six months of higher seasonal demand for electrical energy (December, January, February, June, July and August) and to 5,500 USD/MW-month the remaining months of the year (March, April, May, September, October and November).

-
Some minimum values of offered availability are reduced. Its compliance is subject to the foregoing prices.

-
A weighting factor is fixed for the foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

The energy purchase agreements entered into by the Group with CAMMESA are not affected by the provisions of Resolution 1.

f)
Resolution No. 31/2020 of the Secretariat of Energy

On February 27, 2020, the Secretariat of Energy published in the Official Gazette Resolution No. 31 (“Resolution 31”) which sets forth the criteria to calculate the economic transactions of energy and power that the generating parties commercialize in the spot market, which is in force as from February 1, 2020.

This new regulation, contrary to Resolution 1, establishes all prices for the remuneration of energy and power in Argentine pesos, and it sets forth that the prices shall be adjusted on a monthly basis with a formula based on the evolution of Consumer Price Index (IPC) and the Domestic Wholesale Price Index (IPIM). New power prices are generally reduced in relation to the current prices as at January 2020, and the energy prices remain equivalent, expressed in Argentine pesos instead of US dollars. Finally, this regulation introduces a new remuneration component which applies to the energy generated during the first 50 hours of maximum thermal requirement of the month (MTR, which is determined by the sum of the hours of all the thermal generation of the system), it determines different remuneration prices based on the season of the year and the energy delivered during the first and second 25 hours of MTR.

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Prices established by Resolution 31 are listed below:

Energy sale:

-
The price of the energy generated by thermal power stations with natural gas is 240 $/MWh and with liquid fuel is 420 $/MWh. For hydraulic plants, the price is 210 $/MWh.

-
The price of energy operated by thermal power stations is 84 $/MWh for the energy generate from any type of fuel, and the same applies for hydraulic plants.

-
The price of energy generated from non-conventional energy sources (renewable energies) is 1680 $/MWh.

-
The remuneration price in MTR hours for thermal power stations is 37500 $/MWh - month, and in hydraulic power stations with power lower than 300 MW is 32500 $/MWh - month and in hydraulic power stations with power higher than 300 MW, it is 27500 $/MWh - month. The prices aforementioned shall apply to the energy generated during the first 25 hours of MTR (HMRT-1) and to the next 25 hours of MTR (HMRT-2) multiplied by the FRPHMRT factor, as indicated in the following table:

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Hours of maximum thermal requirement	FRPHMRT
	Summer	Autumn	Winter	Spring

HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	0.0	0.6	0.0

Power sale:

-
DIGO prices for thermal generators will be 360000 $/MW - month for the six months of highest seasonal demand of electric energy (December, January, February, June, July and August) and 270000 $/MWh - month for the remaining six months of the year (March, April, May, September, October and November).

-
The Power Base Price for hydraulic generators is:

Hidro scale	PowerBasePrice [$/MW-month]

Power > 300 MW	99,000
Power > 120 MW and <= 300 MW	132,000
Power > 50 MW and <= 120 MW	181,500

Even though Resolution 31 implies a reduction in the energy sale income in the spot market, there are no doubts regarding the ability of the Company to continue as a going concern. Supply agreements entered into by the Group with CAMMESA up to date and the collection of CVO credits in US dollars shall remain unaffected by the dispositions of Resolution 31.

On April 8, 2020, the Company learned that the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of the price update mechanism described in the second paragraph of this note. Accordingly, CAMMESA did not apply the price update mechanism to the energy and power sold since March 2020. The Company is evaluating the effects that the non-application of such mechanism would have, as well as the steps to be followed in this regard.

g)
Secretariat of Energy Resolution No. 354/2020

This resolution established, among other things, that as from the effectiveness of Plan “GasAr” (Plan Gas 4), Generators of WEM may adhere to centralized dispatch, assigning CAMMESA such contracts entered into

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with producers or transporters of natural gas, so that such contracts are used by the Dispatch Entity (OED for its acronym in Spanish), based on dispatch criteria.

In addition, this resolution established that generation agents who, pursuant to Resolution No. 287/2017, have the obligation of self-procuring fuel are able to deem such obligations null and therefore, have their associated costs recognized, and they must keep maintenance of the transport capacity for its management in centralized dispatch, as long as CAMMESA determines the convenience of having such.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied Professional Accounting Standards

The Group prepares its consolidated financial statements in accordance with the regulations in force of the Argentine Securities Commission (Comisión Nacional de Valores - “CNV”, for its Spanish initials), which regulations provide that the entities issuing shares/corporate bonds, with certain exceptions, must prepare their financial statements by applying Technical Resolution No. 26 (as amended) of the Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas - “FACPCE”, for its Spanish initials), which sets forth the adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);while other entities may use the IFRS for SMEs instead of the Argentine Professional Accounting Standards (“NCPA”, for its Spanish initials).

2.2.
Basis of preparation

The consolidated financial statements of the Group for the year ended December 31, 2020 have been prepared in accordance with IFRS as issued by the IASB.

In preparing these consolidated financial statements, the Group and its subsidiaries applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1.
Basis of consolidation

The consolidated financial statements as of December 31, 2020, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Proener S.A.U. and CP Renovables S.A. and its subsidiaries.

Control is achieved when the investor is exposed or entitled to variable returns arising from its ownership interest in the investee, and has the ability to affect such returns through its power over the investee. Specifically, the investor controls an investee, if and only if it has:

-
Power over the investee (i.e. the investor has rights that entitle it to direct the relevant activities of the investee).

-
Exposure or right to variable returns arising from its ownership interest in the investee.

-
Ability to exercise its power over the investee to significantly affect its returns.

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Consolidation of a subsidiary begins when the parent company obtains control over the subsidiary and ends when the parent company loses control over the subsidiary. The assets, liabilities, income and expenses of a subsidiary acquired or sold during the fiscal year are included in the consolidated financial statements from the date on which the parent company acquired control of the subsidiary to the date on which the parent company ceased to control the subsidiary.

The result for the fiscal year and each component of the other comprehensive income (loss) are assigned to the owners of the parent company and non-controlling interests, even if the results of the non-controlling interests give rise to a debit balance. If necessary, appropriate adjustments are made to the subsidiaries’ financial statements so that their accounting policies are in accordance with the Group’s accounting policies. All assets and liabilities, equity, income, expenses and cash flows within the Group that relate to transactions among the members of the Group are completely eliminated in the consolidation process.

A change in ownership interest in a subsidiary, without loss of control, is accounted for as an equity transaction. If the Group loses control of a subsidiary, it cancels the carrying amount of the assets (including goodwill) and related liabilities, non-controlling interests and other equity components, while recognizing the profit or loss resulting from the transaction in the relevant income statement. Any retained residual interest is recognized at its fair value.

2.2.2.
Measuring unit

The financial statements as at December 31, 2020, including the figures for the previous period (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution No. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, the IAS 29 provides a series of non-exclusive guidelines that consist on (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, which is the most considered condition in practice, verifying if the three-year cumulative inflation rate approaches or exceeds 100%.

Due to different macroeconomic factors, the triennial inflation in 2020 was higher than such figure, as the goals of the Argentine government, and other available projections, indicate that this trend will not revert in the short term.

So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences.

Regard being had to the mentioned index, the inflation was of 36.13% and 53.83% in the periods ended December 31, 2020 and 2019, respectively.

The following is a summary of the effects of the IAS 29 application:

Restatement of the Balance Sheet

(i)
The monetary items (those with a fixed face value in local currency) are not restated since they are stated in the current measurement unit at the closing date of the reported period. In an inflationary period, keeping monetary assets causes the loss of purchasing power, and keeping monetary liabilities causes gain in purchasing power as long as those items are not tied to an adjustment mechanism compensating those effects. The monetary loss or gain is included in the income (loss) for the reported period.

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(ii)
The assets and liabilities subject to changes established in specific agreements are adjusted in accordance with those agreements.

(iii)
Non-monetary items measured at their current values at the end of the reported period are not restated to be included in the balance sheet; however, the adjustment process must be completed to determine the income (loss) produced for having those non-monetary items in the terms of a uniform measurement unit.

As at December 31, 2020 and 2019, the Company counted with the following items measured with the current value method: the share kept in foreign currency of the items Trade and other receivables, Cash and cash equivalents, Loans and borrowings that accrue interest, and Trade and other payables.

(iv)
Non-monetary items at historical cost or at current value of a date previous to the closing of the reported period are restated at rates reflecting the variation occurred at the general level of prices from the acquisition or revaluation date until the closing date; then the amounts restated for those assets are compared with the corresponding recoverable values. Charges to the income (loss) for the period due to property, plant and equipment depreciation and intangible assets amortization, as well as other non- monetary assets consumption are determined in accordance with the new restated amounts.

As at December 31, 2020 and 2019, the items subject to this restatement process were the following:

-
Monetary items at current values for a date previous to the closing of the period: certain machines, equipment, turbogroups and auxiliary equipment of the Property, Plant and Equipment item, which were measured at the date of the Transition to IFRS (January 1, 2011) at their fair value as at that date.

-
Non-monetary items at historical cost: the remaining items Property, Plant and Equipment, Intangible assets, Investment in associates, Inventories and Deferred income tax liabilities.

(v)
When borrowing costs in non-monetary assets are active in accordance with IAS 23, the share of those cost compensating the creditor for the effects of inflation is not capitalized.

The Company proceeded to the activation of borrowing costs as stated in Note 2.3.6.

(vi)
The restatement of the non-monetary assets in the terms of a current measurement unit at the end of the reported period without an equivalent adjustment for tax purposes leads to a temporary taxable difference and to the recognition of a deferred-tax liability whose balancing entry is recognized in the income (loss) for the period. For the next closing of the period, the deferred-tax items are restated for inflation to determine the item on income (loss) for such period.

In Note 7 the effects of this process are detailed.

Restatement of the statement of income (loss) and other comprehensive income

(i)
The expenses and income are restated as from the date of accountable entry, including interest and currency exchange differences, except for those items not reflecting or including in their determination the consumption of assets measured in currency of purchasing power previous to the consumption entry, which are restated taking into account the origin date of the asset related to the item (for example, depreciation, devaluation and other consumptions of assets valued at historical cost); and except for income (loss) emerging from comparing two measurements expressed in currency of purchasing power of different dates. For such purpose, it is necessary to identify the compared amounts, separately restate them and compare them again, but with amounts already restated.

(ii)
The income (loss) for exposure to change in purchasing power of currency (RECPAM), originated by the keeping of monetary assets and liabilities, is shown in a separate item of the income (loss) for the period.

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Restatement of the Statement of Changes in Equity

All the components of equity are restated by applying the general prices index as from the beginning of the period, and each variation of such components is re-expressed as from the contribution date or as from the moment in which such contribution was made through any other form, with the exception of the account “Capital stock -face value” which has been maintained for its nominal value and the effects of their restatement can be found in the account “Adjustment to capital stock”.

Restatement of the Statement of Cash Flows

IAS 29 sets forth that all the items of this section shall be restated in terms of the current measurement unit at the closing date of the reported period.

The monetary result generated by cash and equivalents to cash are stated in the Statement of Cash Flows separately from the cash flows resulting from operation, investment and financing activities as a specific item of the conciliation between the existence of cash and cash equivalents at the beginning and at the end of the period.

2.3.
Summary of significant accounting policies

The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements.

2.3.1.
Classification of items as current and non-current

The Group classifies assets and liabilities in the consolidated statement of financial position as current and non-current. An entity shall classify an asset as current when:

-
it expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

-
it holds the asset primarily for the purpose of trading;

-
it expects to realize the asset within twelve months after the reporting period; or

-
the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

An entity shall classify a liability as current when:

-
it is expected to be settled in normal operating cycle;

-
It is held primarily for the purpose of trading;

-
it is due to be settled within twelve months after the reporting period; or

-
there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, in all cases.

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2.3.2.
Fair value measurement

The Group measures certain financial instruments at their fair value at each reporting date. In addition, the fair value of financial instruments measured at amortized cost is disclosed in Note 10.6.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-
in the principal market for the asset or liability, or

-
in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-
Level 1 input data: quoted (unadjusted) prices in active markets for identical assets or liabilities.

-
Level 2 input data: valuation techniques with input data other than the quoted prices included in Level 1, but which are observable for assets or liabilities, either directly or indirectly.

-
Level 3 input data: valuation techniques for which input data are not observable for assets or liabilities.

2.3.3.
Transactions and balances in foreign currency

Transactions in foreign currencies are recorded by the Group at the related functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange ruling at the reporting period-end.

All differences are taken to consolidated statement of income under other operating income or expenses, or under finance income or expenses, depending on the nature of assets or liabilities generating those differences.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured by their fair value in foreign currency are converted using exchange rates at the date in which such fair value is determined.

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  2.3.4.
Revenue recognition

2.3.4.1.
Revenue from ordinary activities

IFRS 15 presents a five-step detailed model to explain revenue from contracts with customers. Its fundamental principal lies on the fact that an entity has to recognize revenue to represent the transference of goods or services promised to the customers, in an amount reflecting the consideration the entity expects to receive in exchange for those goods or services at the moment of executing the performance obligation. An asset is transferred when (or while) the client gets control over such asset, defined as the ability to direct the use and substantially obtain all the remaining benefits of the asset. IFRS 15 requires the analysis of the following:

-
If the contract (or the combination of contracts) contains more than one promised good or service, when and how such goods or services should be granted.

-
If the price of the transaction distributed to each performance obligation should be recognized as revenue throughout time or at a specific moment. According to IFRS 15, an entity recognizes revenue when the performance obligation is satisfied, i.e. every time control over those goods and services is transferred to the customer. The new model does not include separate guidelines for the “sale of goods” and the “rendering of services”; instead, it requires that entities should evaluate whether revenue should be recognized throughout time or at a specific moment, regardless of the fact that it includes “the sale of goods” or “the rendering of services”.

-
When the price includes an estimation element of variable payments, how that will affect the amount and the time to recognize such revenue. The concept of variable payment estimation is broad. A transaction price is considered as variable due to discounts, reimbursement, credits, price concessions, incentives, performance bonus, penalties and contingency agreements. The new model introduces a big condition for a variable consideration to be considered as revenue: only as long as it is very unlikely for a significant change to occur in the cumulative revenue amount, when the uncertainties inherent to the variable payment estimation are solved.

-
When the incurred cost to close an agreement and the costs to comply with it can be recognized as an asset.

The Company has a sole relevant revenue source, which consists on the commercialization of energy produced in the spot market and under the energy supply agreements, CAMMESA being its main customer.

The Company recognizes its sales revenue in accordance with the availability of its machines’ effective power, the power and steam supplied; and as balancing entry, a sales receivable is recognized, which represents the Company’s unconditional right to consideration owed by the customer. Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

Revenues from energy, power and steam sales are calculated at the prices established in the respective contracts or at the prices prevailing in the electricity market, according to the regulations in force. These include revenues from the sale of steam, energy and power supplied and not billed until the closing date of the reported period, valued at the prices defined in the contracts or in the respective regulations.

Additionally, the Group recognizes the sales from contracts regarding the supplied energy and the prices established in such contracts, and as balancing entry it recognizes a sale credit. Such credit represents the

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unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is monthly made by CAMMESA in the case of the contracts of the wind farms La Castellana and Achiras and for the Energía plus contract in accordance with the guidelines established by SEE; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. For the rest of the clients, billing is also monthly and done by the Company; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

The Group recognizes revenues from resale and distribution of gas and revenues for the monthly management of the thermal power plant CVO in accordance with the monthly fees established in the respective contracts and as balancing entry, it recognizes a sale credit. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is also monthly made by the Company and compensation is generally received in a maximum term of 90 days. Therefore, no implicit financing components are recognized.

The detail of revenues from ordinary activities of the Group is included in Note 5 to these consolidated financial statements.

2.3.4.2.
Other income and expenses - Interest

For all financial assets and liabilities measured at amortized cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate method, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. In general, interest income and expense are included in finance income and expenses in the consolidated statement of income, respectively, unless they derive from operating items (such as trade and other receivables or trade and other payables); in that case, they are booked under other operating income and expenses, as the case may be.

2.3.5. Taxes Current income tax
Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2020 is 30%.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Management periodically assesses the positions taken in each tax report regarding the situations in which the applicable tax regulations are subject to interpretation, and it determines whether they must be treated as uncertain tax treatment, and in such case, whether it must be treated independently or collectively with one or more tax treatments, pursuant to IFRIC 23. For these cases, we use the approach which better predicts uncertainty and applies criteria to identify and quantify uncertainties.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their related carrying amounts.

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Deferred income tax liabilities are recognized for all taxable temporary differences, except:

-
where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

-
in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and tax carry forwards losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and/or the tax losses carry forward can be utilized, except:

-
where the deferred income tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

-
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and taxable profit will be available against which those differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting period date and reduced against income or loss for the period or other comprehensive income, as the case may be, to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized (recovered). Unrecognized deferred income tax assets are reassessed at each reporting period date and are recognized with a charge to income or other comprehensive income for the period, as the case may be, to the extent that it has become probable that future taxable profits will allow the deferred income tax asset not previously recognized to be recovered.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period date.

Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred income tax items are recognized in correlation to the underlying transactions either in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets and liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Uncertaintites over income tax treatements

The Group determines whether each tax treatment should be considered independently or whether some tax treatments should be considered together and uses an approach that provides better predictions of the resolution of the uncertainty.

The Group applies significant judgment when identifying uncertainties on the income tax treatment. The Group evaluated whether the Interpretation had an impact on its consolidated financial statements, especially within

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CENTRAL PUERTO S.A.

the framework of tax inflation adjustment in determining the tax income of mentioned periods:

a)
Income tax return for fiscal year 2014

In February 2015 CPSA, for itself and as the successor company of Hidroeléctrica Piedra del Águila (HPDA) (the merged company) filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law. In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism established by the Argentine Income Tax Law.

b)
Action for recovery - Income tax refund for fiscal period 2010

In December 2014, the Company, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010, which was incorrectly entered by HPDA. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation- adjustment mechanism established by the Law on Income Tax. In December 2015, since the term stated by Law no. 11,683 elapsed, the Company brought a contentious- administrative claim before the National Court to ask for its right to obtain the income tax recovery.

In October 2018, the Company was served notice of the judgment issued by the Federal Contentious- Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of 67,612 (at historical values) to the Company plus the interest stated in the BCRA Communication 14290 and ordered that legal cost must be borne by the defendant. Such judgment was appealed by the National Tax Administration, and on September 9, 2019, Division I of the National Court of Appeals of the Federal Contentious- Administrative Court (“CNACAF”) confirmed the appealed judgment. On September 24, 2019, the National Tax Administration raised Federal Extraordinary Appeal (“REF”) against CNACAF judgment, which was replied by the Company. On October 29, 2019, CNACAF granted the REF and sent the file to the Argentine Supreme Court.

c)
Action for recovery - income tax refund for fiscal years 2009, 2011 and 2012

In December 2015, the Company filed a petition with the Argentine Tax Authorities for the recovery of income tax for the fiscal year 2009, in the amount of 20,395 at historical values which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, the Company seeks to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law. On April 22, 2016, after the term required by Law no. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court. On September 27, 2019, the judge entered judgment rejecting the complaint filed by the Company. Such judgment was appealed by the Company last October 4, 2019.

In December 2017, the Company, as merging company and continuing company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of 52,783 at historical values paid in excess by HPDA for payment of Income Tax for 2011 fiscal period. The purpose of such action is to recover the income tax paid by HPDA due to the failure to apply the adjustment for inflation mechanism aforementioned. On April 1, 2019 such claim was rejected by national fiscal authorities. Therefore, the Company filed an administrative and legal action on April 25, 2019.

In December 2018, the Company brought two administrative complaints of recovery before AFIP: the first one was filed by the Company, as merging company and continuing company of HPDA, regarding the income tax

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for the fiscal period 2012 that amounted to 62,331 at historical values, which was entered in excess by HPDA. The second complaint was filed by the Company regarding the income tax for the same fiscal period that amounted to 33,265 at historical values, which was entered in excess by the Company. These recourse actions seek to recover the income tax entered by HPDA and the Company in accordance with the lack of application of the inflation-adjustment mechanism aforementioned. On September 12, 2019, the Company filed both recourse actions before the Federal Contentious- Administrative Court against AFIP-DGI in accordance with Section 82, paragraph “c” of Law no. 11,683 (restated text 1998 as amended), as the term established in the second paragraph of Section 81 of such law had elapsed.

d)
Action for recovery - Income tax for the fiscal year 2015

On December 23, 2020, the Company submitted before the fiscal authorities an action for recovery of the income tax for the fiscal year 2015 for the amount of 129,231 (at historical values) unduly paid by CPSA. The purpose of the action for recovery is to obtain reimbursement of the income tax paid by CPSA based on the lack of application of the inflation adjustment mechanism set forth in the Argentine Income Tax Act.

The Group considered, based on the opinion of its legal counselors and on the IFRIC 23 accounting guidelines:

1) regarding the income tax 2014 determination stated in a), that it is probable that tax authorities will accept the position and, therefore, it is not required to register a liability under such item, and 2) regarding recourse actions for income tax, except for the case of recourse action by HPDA for the fiscal period 2011, that it is also probable that tax authorities will accept the positions adopted by the Company; therefore, an asset has been recognized for such recourse actions.

The corresponding asset is included in the item “Other non-financial assets” of Current Assets under “Income Tax Credits” and it amounts to 193,282 as of December 31, 2020.

Other taxes related to sales and to bank account transactions

Revenues from recurring activities, expenses incurred and assets are recognized excluding the amount of sales tax, as in the case of value-added tax or turnover tax, or the tax on bank account transactions, except:

-
where the tax incurred on a sale or on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as the case may be;

-
receivables and payables are stated including value-added tax.

The charge for the tax on bank account transactions is presented in the administrative and selling expenses line within the consolidated statement of income.

The net amount of the tax related to sales and to bank account transactions recoverable from, or payable to, the taxation authority is included as a non-financial asset or liability, as the case may be.

2.3.6.
Property, plant and equipment

Property, plant and equipment are measured at the acquisition cost restated according to Note 2.2.2, net of the cumulative depreciation and/or the cumulative losses due to impairment, if any. This cost includes the cost of replacing components of property, plant and equipment and the cost for borrowings related to long-term construction projects, as long as the requirements for their recognition as assets are fulfilled.

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part and recognizes the new part with its own associated useful life and

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depreciation. Likewise, when a major maintenance is performed, its cost is recognized as a replacement if the conditions for the recognition thereof as an asset are met. All other regular repair and maintenance costs are recognized in the consolidated statement of income as incurred.

Electric power facilities and materials and spare parts related to the Puerto Combined Cycle plant are depreciated on a unit-of-production basis.

Electric power facilities related to the Luján de Cuyo combined cycle plant and cogeneration unit and the Brigadier Lopez thermal station are depreciated on a straight-line basis over the total useful lives estimated.

Electric power facilities and auxiliary equipment of Piedra del Águila hydroelectric power plant are depreciated on a straight-line basis over the remaining life of the concession agreement of the mentioned power plant.

The depreciation of the remaining property, plant and equipment is calculated on a straight-line basis over the total estimated useful lives of the assets as follows:

-
Buildings: 5 to 50 years.

-
Wind turbines: 20 years.

-
Lands are not depreciated.

-
Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

-
Furniture, fixtures and equipment: 5 to 10 years.

-
Others:3 to 5 years.

-
Turbines and Construction in progress: they are not depreciated until they are not in conditions of being used.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation are reviewed at each reporting period end and adjusted prospectively, if appropriate.

During periods ended December 31, 2020 and 2019, the Group capitalized interest for an amount of 303,299 and 231,235, respectively. The rate used to capitalize interest corresponds to the effective rate of specific loans used to finance the projects, net of the share compensating the creditor for the effects of inflation.

2.3.7.
Intangible assets

Intangible assets acquired separately are measured on initial recognition at acquisition cost restated according to Note 2.2.2. The cost of the intangible assets acquired in a business combination is their fair value at the date of the acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization (if they are considered as having finite useful lives) and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. The useful lives of the intangible assets recognized by the Group are finite.

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Intangible assets with finite useful lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of the asset is accounted for by changing the amortization period or method, as appropriate, and are treated prospectively as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income in the expense category consistent with the function of the intangible assets.

The Group’s intangible assets are described in note 12.

2.3.8.
Impairment of property, plant and equipment and intangible assets

The Group assesses at each reporting period-end whether there is an indication that an individual component or a group of property, plant and equipment and/or intangible assets with finite useful lives may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which they belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount.

In assessing value in use of an individual asset or CGU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the individual asset or CGU, as the case may be.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are verified by valuation multiples, quoted values for similar assets on active markets and other available fair value indicators, if any.

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year. Budgets and calculations related to Complejo Hidroeléctrico Piedra del Águila are limited to the term of the concession contract.

Impairment losses of continuing operations are recognized in a specific line of the consolidated statement of income.

In addition, for the assets for which an impairment loss had been booked, as of each reporting period-end, an assessment is made whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

Should there be such triggering event, the Group makes an estimate of the recoverable amount of the individual asset or of the cash generating unit, as the case may be.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual assets or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of the related depreciation or

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amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the statement of income in the same line in which the related impairment charge was previously recognized (generally under the cost of sales or other operating expenses), unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

The Group has identified as signs of potential impairment of its property, plant and equipment and/or its intangible assets with limited useful life, the fall in the share value of the stock of the Company, the current economic uncertainties, the suspension of the application of the price update mechanism in the spot market established in Resolution 31, as per Note 1.2.f) and, in the specific case of the Company´s gas turbines, the uncertainty about new projects that would enable the use of the acquired turbines.

In order to measure the recoverability of its property, plant and equipment and its intangible assets with a limited useful life and with signs of impairment in its value, with the exception of the generating groups classified as “Turbines”, the Group has used their value in use. As a result of the recoverability analysis, the Group has decided that the book value of the assets that form the cash-generating units of the segment of electric energy generation with renewable energies and the ones that correspond to the thermal power stations Puerto Nuevo and Nuevo Puerto, the cogeneration unit in Luján de Cuyo, the cogeneration unit Terminal 6 San Lorenzo and the hydroelectric power station Piedra del Águila, shall not exceed their recoverable value as at December 31, 2020.

CGUs Thermal Station Brigadier López and Combined cycle plant in Luján de Cuyo

The Group has estimated that the book value of the assets of the cash-generating unit of the Thermal Station Brigadier López exceeds its recoverable asset by 2,183,301. Therefore, an impairment charge was determined and allocated on a pro-rata basis to property, plant and equipment by 1,584,097 within items "Electric power facilities", "Lands and buildings", "Construction in progress" and "Others" and to intangible assets by 599,204 under the item “Impairment of property, plant and equipment and intangible assets” of the consolidated income statement for the year ended December 31, 2020. After recognizing this impairment, the book value of the property, plant and equipment and the intangible assets for the Thermal Station Brigadier López amounted to 9,244,582 and 3,496,869, respectively.

In addition, the Group has estimated that the book value of the assets of the cash generating unit of the combined cycle plant located in Luján de Cuyo exceeds its recoverable value by 332,818. Therefore, an impairment of property, plant and equipment charge was determined in the items “Electric power facilities”, “Lands and buildings” and “Others” and was registered under the item “Impairment of property, plant and equipment and intangible assets” of the consolidated income statement for the year ended December 31, 2020. After recognizing such impairment, the book value of the property, plant and equipment of the Luján de Cuyo combined cycle power plant is 2,382,723.

The Group determined the recoverable value considering different alternatives weighted in relation with the evolution of prices for energy and power, the completion date of the works of cycle closing of the Thermal Station Brigadier López and the macroeconomic variables regarding exchange rate and inflation. This approach implied preparing different scenarios with different estimations of the expected cash flows, when considering such variables and assigning occurrence probabilities, based on the experience and expectations of the Group about the outcome of the uncertainties involved.

The key assumptions to estimate the value in use are as follows:

-
Gross margin: the margin has been determined for the budgeted period (5 years) based on the prices of the sale of energy included in Resolution 31 and energy supply agreements subscribed, whereas the costs have been determined over the base of the costs of operation incurred in the past in both power stations. The highest cost was maintenance, which was estimated maintaining the conditions of the agreements in

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CENTRAL PUERTO S.A.

force with the supplier Siemens S.A. No growth rates were used to extrapolate the inflows of funds after the budgeted period, since the inflows after the last year of the budgeted period remained steady, pursuant to IAS 36.

-
Discount rate: it represents the market evaluation of the specific risks of the Company, taking into consideration the time-value of money. The calculation for the discount rate is based on the circumstances of the market participants and it is derived from the weighted average cost of capital (WACC). The WACC rate takes into consideration both the Company’s debt and equity. The cost of equity is derived from the expected return of the investment, whereas the cost of debt is based on the conditions of the debt to which the rest of the market participants could access to. The specific risks of the operational segment are incorporated by applying individual beta factors, which are annually assessed from the available public information of the market.

The discount rates used for determining the value in use as of December 31, 2020 and 2019 were 13.4% and 12.3% for the flows corresponding to years 2021 and 2020, respectively, and 13.7% and 12.6% for the flows corresponding to the following years, respectively, both after income tax.

Any increase in the discount rate would entail an additional depreciation for the cash-generation units Thermal Station Brigadier López and Combined cycle plant in Luján de Cuyo.

-
Macroeconomic variables: the estimated inflation and devaluation rates, as well as the exchange rates used, were obtained from external sources being those consulting firms dedicated to the local and global economic analysis, widely experienced in the market. An increase in the inflation rates over the devaluation rates regarding the variables used in the determination of the value in use would entail an additional depreciation for the cash-generation units Thermal Station Brigadier López and Combined cycle plant in Luján de Cuyo.

Turbines

The Group has revised, as at December 31, 2020, the recoverability of its turbines as individual assets and it has estimated that the book value of the generating group General Electric, which is stored in the facilities of Nuevo Puerto power station, and the two generating groups Siemens, which are stored in the supplier’s facilities, exceed their recoverable value by 1,500,186. In order to determine the recoverable value of such generating groups, the Group has used the fair value less costs of sale approach, basing their estimation on a purchase offer received under the framework of negotiations for the sale of the generation groups Siemens, since such offer represents the fair value of the turbines, while in the case of the generating group General Electric the fair value less costs of sale estimation was based in the valuation performed by a hired independent specialist, adding an estimation of the necessary costs for the disposition of the asset in the international market pursuant to the customs and tax regulations in force and pursuant to the history of purchase and sale of assets operations of similar characteristics.

The fair value determined for the turbines has a fair value hierarchy Level 3, using the market approach technique. The key assumptions which the estimation of fair value of the turbines is more sensitive to are the reference values of transactions which involve similar gas turbines, considering the value per kW of power at the date of the valuations, of comparable equipment, taking into account technical variables, brand and model, geographic location, preservation status, use, year of origin, among others.

The charge for the impairment of the above-mentioned turbines was recorded in the item “Impairment of property, plant and equipment and intangible assets” of the consolidated income statement for the year ended December 30, 2020. After recognizing the impairment, the book value of the General Electric and Siemens generation groups amounts to 1,038,135 and 2,359,451, respectively.

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CENTRAL PUERTO S.A.

As of December 31, 2020, the Siemens generation groups were classified as property, plant and equipment available for sale, as described in Note 18.5.

Turbines, Thermal Station Brigadier López and Combined cycle plant located in Luján de Cuyo belong to the electric power generation from conventional sources operating segment.

2.3.9.
Financial instruments. Presentation, recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

2.3.9.1. Financial assets Classification
According to IFRS 9 “Financial instruments”, the Group classifies its financial assets in three categories:

-
Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to solely payments of principal and interest.

Additionally, and for those assets complying with the above-mentioned conditions, IFRS 9 provides for the option of determining, at initial recognition, an asset measured at fair value if doing so would eliminate or significantly reduce a measurement or recognition inconsistency, which would appear if the assets or liabilities valuation or the recognition of their profits or losses are made on different grounds. The Group has not classified a financial asset at fair value using this option.

At the closing of these consolidated financial statements, the financial assets at amortized cost of the Group include certain cash elements and cash equivalents and trade and other receivables.

-
Financial assets at fair value through other comprehensive income

Financial assets are measured at fair value through other comprehensive income if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

At the closing of these consolidated financial statements, the Group has not financial assets at fair value through other comprehensive income.

-
Financial assets at fair value through profit or loss

Any financial assets at fair value through profit or loss belong to a residual category that includes the financial assets that are not held in one of the two business models mentioned, including those kept to negotiate and those classified at fair value at initial recognition.

At the closing of these consolidated financial statements, the financial assets of the Group at fair value through profit or loss include mutual funds, public debt securities, stocks and corporate bonds accounted under other financial assets.

Recognition and measurement

The purchase and sale of financial assets are recognized at the date on which the Group commits to purchase or sale the asset.

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Financial assets valued at amortized cost are initially recognized at their fair value plus cost of transaction. These assets accrue interest according to the effective interest rate method.

Financial assets valued at fair value through profit or loss and other comprehensive income are initially recognized at fair value, and transaction costs are recognized as expenses in the comprehensive income statement. Subsequently, they are valued at fair value. Changes in fair value and income from the sale of financial assets at fair value through profit or loss and other comprehensive income are recorded in Finance Income or Finance Expenses and Other comprehensive income, respectively, in the consolidated statement of income and comprehensive income, respectively.

In general, the Group uses the transaction price to determine the fair value of a financial instrument at the initial recognition. In the rest of the cases, the Group only records revenue or loss at initial recognition if the fair value of the instrument is evidenced with other comparable and visible transactions of the market for the same instrument or if it is based on a valuation technique that only includes visible market data. Revenue or loss not recognized at the initial recognition of a financial asset is later recognized as long as they derive from a change in factors (including time) in which the market participants consider establishing the price.

The profit or loss of debt instruments are measured at amortized cost and are not determined in a hedge relationship. They are recognized in profit or loss when the financial assets are removed or when impairment is recognized; and during the amortization process using the effective interest rate method. The Group only reclassifies all investments in debt instruments when it changes the business model used to manage those assets.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized; that is to say, it is deleted from the statement of financial position, when:

-
the contractual rights to receive cash flows from the asset have expired;

-
the contractual rights to receive cash flows from the asset have been transferred or an obligation has been assumed to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) all the risks and rewards of the asset have been transferred substantially, or (b) all the risks and rewards of the asset have neither been transferred nor retained substantially, but control of the asset has been transferred.

When the contractual rights to receive cash flows from an asset have been transferred or a pass-through arrangement has been entered into, but all of the risks and rewards of the asset have neither transferred nor retained substantially and no control of it has been transferred, such asset shall continue to be recognized to the extent of the Group’s continuing involvement in it. In this case, the Group shall also recognize the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets

IFRS 9 establishes an “expected credit loss” model (“ECL”). This requires the application of considerable judgment with regard to how changes in economic factors affect ECL, which is determined over a weighted average base. ECL results from the difference between contractual cash flows and cash flows at current value that the Group expects to receive.

The impairment model set forth by IFRS 9 is applicable to the financial assets measured at amortized value or at fair value through changes in other comprehensive income, except for the investment in equity securities and assets from the contracts recognized under IFRS 15.

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CENTRAL PUERTO S.A.

Pursuant to IFRS 9, loss allowances are measured using one of the following bases:

-
The 12-month ECL: these are expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date; and

-
Full lifetime expected credit losses: these are expected credit losses that result from all possible default events over the life of the financial instrument.

Regard being had to the clients with which the Group operates and on the base of the foregoing criteria, the Group did not identify expected credit losses.

With regard to financial placements and according to the placement policies in force, the Group monitors the credit rate and the credit risk of these instruments. Pursuant to the analysis, the Group did not identify the need to record impairment of these types of instruments.

2.3.9.2.
Financial liabilities

Initial recognition and subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge ratio, as appropriate.

Financial liabilities are initially recognized at their fair value, net of the incurred transaction costs. Since the Group has no financial assets whose characteristics require the fair value accounting, according to IFRS, after the initial recognition, the financial assets are valued at amortized cost. Any difference between the amount received as financing (net of transaction costs) and the reimbursement value is recognized in comprehensive income throughout the life of the debt financial instrument using the method of effective interest rate.

At the closing of these consolidated financial statements, the financial liabilities classified as loans and borrowings of the Group include Trade and other payables, and Loans and borrowings that accrue interest.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized as finance income or costs in the statement of income, as the case may be.

2.3.9.3.
Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

2.3.9.4.
Financial assets and liabilities with related parties

Assets and liabilities with related parties are recognized initially at fair value plus directly attributable transaction costs. As long as credits and debts with related parties do not derive from arms-length transactions, any difference arising at the initial recognition between such fair value and the consideration given or received in return shall be considered as an equity transaction (capital contribution or payment of dividends, which will depend on whether it is positive or negative).

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Following initial recognition, these receivables and payables are measured at their amortized cost through the EIR method. The EIR amortization is included in finance income or costs or other operating income or expenses in the statement of income, depending on the nature of the liability giving rise to it.

2.3.9.5. Derivative financial instruments and hedge accounting Initial recognition and subsequent measurement
The derivative financial instruments used by the Group are initially recognized through their fair values at the date on which the contract is entered into, and they are subsequently measured again at their fair value. The derivative financial instruments are accounted as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

The method to recognize the loss or income from the change in fair value depends on whether the derivative was determined as a hedge instrument; in such case, on the nature of the item it is covering. The Company can determine certain derivative as:

-
Fair value hedge;

-
Cash flow hedge;

At the beginning of the transaction, the Group records the relationship between the hedge instruments and items covered, as well as its objectives for risk management and the strategy to make different hedge operations. It also records its assessment, both at the beginning and on a continuous base, on whether the derivatives used in the hedge transactions are highly effective to compensate changes in fair value or in the cash flows of the items covered.

Fair value hedge

Changes in fair value of derivatives determined and classified as fair value hedge are recorded in the statement of comprehensive income together with any change in the fair value of the covered asset or liability attributable to the covered risk.

Cash flow hedge

The effective part of changes in fair value of the derivatives determined and classified as cash flow hedge are recognized in Other comprehensive income. The loss or income related to the non-effective part is immediately recognized in the statement of comprehensive income within the Finance Expenses or Finance Income, respectively.

The cumulative amounts in Other comprehensive income are recorded in the statement of comprehensive income in the periods in which the item covered affects the comprehensive income. In the case of interest rates hedge, this means the amounts recognized in equity are reclassified as net finance income as interest is accrued on associated debts.

As at December 31, 2020, the Group has no hedging derivative instruments.

Swap contracts of interest rate are measured at their current value at the closing of each period or fiscal year and are stated as assets or liabilities depending on the rights and obligations emerging from the respective contracts. Swap contracts were classified as efficient hedge of cash flows risk. Changes in the accounting measure of swap contracts are recognized in equity in the account Other comprehensive income. These changes recognized in equity are reclassified at the loss or income for the period or fiscal year in which the interest of variable rate loans object of the hedge is recognized in the statement of comprehensive income.

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CENTRAL PUERTO S.A.

If the hedge instrument expires or is sold, it is expired or executed without a replacement or successive renewal (as part of the hedging strategy), or if its appointment as hedge is revoked, or if the hedge no longer complies with the requirements to apply hedge accountability, any cumulative revenue or loss previously recognized in the other comprehensive income will stay separate in equity until the expected transaction takes place. If in the future transaction it is not expected to have the amount included in the cash flow hedge reserve, it must be immediately reclassified to the consolidated comprehensive income.

2.3.10.
Inventories

Inventories are valued at the lower of acquisition cost and net realizable value. In the estimation of recoverable values, the purpose of the asset to be measured and the movements of items of slow or scarce rotation are taken into account. Inventories balance is not higher than its net realizable value at the corresponding dates.

2.3.11.
Cash and cash equivalents

Cash is deemed to include both cash fund and freely-available bank deposits on demand. Short-term deposits are deemed to include short-term investments with significant liquidity and free availability that, subject to no previous notice or material cost, may be easily converted into a specific cash amount that is known with a high degree of certainty upon the acquisition, are subject to an insignificant risk of changes in value, maturing up to three months after the date of the related acquisitions, and whose main purpose is not investment or any other similar purpose, but settling short-term commitments.

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flows, cash and cash equivalents comprise cash at banks and on hand and short-term investments meeting the abovementioned conditions.

2.3.12.
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income under the item that better reflects the nature of the provision net of any reimbursement to the extent that the latter is virtually certain.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax market rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of income.

-
Provision for lawsuits and claims

In the ordinary course of business, the Group is exposed to claims of different natures (e.g., commercial, labor, tax, social security, foreign exchange or customs claims) and other contingent situations derived from the interpretation of current legislation, which result in a loss, the materialization of which depends on whether one more events occur or not. In assessing these situations, Management uses its own judgment and advice of its legal counsel, both internal and external, as well as the evidence available as of the related dates. If the assessment of the contingency reveals the likelihood of the materialization of a loss and the amount can be reliably estimated, a provision for lawsuits and claims is recorded as of the end of the reporting period.

2.3.13.
Contingent liabilities

A contingent liability is: (i) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
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CENTRAL PUERTO S.A.

the control of the entity; or (ii) a present obligation that arises from past events but is not recognized because:

(a) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (2) the amount of the obligation cannot be measured with sufficient reliability.

A contingent liability is not recognized in financial statements; it is reported in notes, unless the possibility of an outflow of resources to settle such liability is remote. For each type of contingent liability as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature of the obligation and, if possible, (ii) an estimate of its financial impact; (iii) an indication of the uncertainties about the amount or timing of those outflows; and (iv) the possibility of obtaining potential reimbursements.

2.3.14.
Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset is not recognized in financial statements; it is reported in notes only where an inflow of economic benefits is probable. For each type of contingent asset as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature thereof and, if possible, (ii) an estimate of its financial impact.

2.3.15.
Employee benefits

Employee short-term benefits:

The Group recognizes short-term benefits to employees, such as salary, vacation pay, bonuses, among others, on an accrued basis and includes the benefits arising from collective bargaining agreements.

Post-employment employee long-term benefits:

The Group grants benefits to all trade-union employees when obtaining the ordinary retirement benefit under the Argentine Integrated Pension Fund System, based on multiples of the relevant employees’ salaries.

The amount recognized as a liability for such benefits includes the present value of the liability at the end of the reporting period, and it is determined through actuarial valuations using the projected unit credit method.

Actuarial gains and losses are fully recognized in other comprehensive income in the period when they occur and immediately allocated to unappropriated retained earnings (accumulated losses), and not reclassified to income in subsequent periods.

The Group recognizes the net amount of the following amounts as expense or income in the statement of income for the reporting year: (a) the cost of service for the current period; (b) the cost of interest; (c) the past service cost, and (d) the effect of any curtailment or settlement.

Other long-term employee benefits:

The Group grants seniority-based benefits to all trade-union employees when reaching a specific seniority, based on their normal salaries.

The amount recognized as liabilities for other long-term benefits to employees is the present value of the liability at the end of the reporting period. The Group recognizes the net amount of the following amounts as expense or income: (a) the cost of service for the current period; (b) the cost of interest; (c) actuarial income and loss, which shall be recognized immediately and in full; (d) the past service cost, which shall be recognized immediately and in full; and (e) the effect of any curtailment or settlement.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
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CENTRAL PUERTO S.A.

2.3.16.
Share-based payments

The cost of share-based payments transactions that are settled with equity instruments of one of our subsidiaries is determined by the fair value at the date when the grant is made using an appropriate valuation model.

This cost is recognized in the consolidated financial statements under employee benefits expense, together with a corresponding total increase in non-controlling interest.

During the years ended December 31, 2020 and 2019 the expense booked in the consolidated financial statements under employee benefits expense amounts to 1,673 and 66,106, respectively.

2.3.17.
Investment in associates

The Group’s investments in associates are accounted for using the equity method. An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is neither control nor joint control.

According to the equity method, investments in associates are originally booked in the statement of financial position at cost, plus (less) the changes in the Group’s ownership interests in the associates’ net assets subsequent to the acquisition date. If any, goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

If the cost of the investments is lower than the proportional share as of the date of acquisition on the fair value of the associate’s assets and liabilities, a gain is recognized in the period in which the investment was acquired.

The statement of income reflects the share of the results of operations of the associates adjusted on the basis of the fair values estimated as of the date on which the investment was incorporated. When there has been a change recognized directly in the equity of the associates, the Group recognizes its share of any changes and includes them, when applicable, in the statement of changes in equity.

The Group’s share of profit of an associate is shown in a single line on the main body of the consolidated statement of income. This share of profit includes income or loss after taxes of the associates.

The financial information of the associates is prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies of the associates in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize impairment losses on its investment in its associates. At each reporting date, the Group determines whether there is objective evidence that the value of investment in the associates has been impaired. If such was the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in the associates and its carrying value, and recognizes the loss as “Share of losses of an associate” in the statement of income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. If such was the case, any difference between the carrying amounts of the investment in the associate and the fair value on any retained investment, as well as the disposal proceeds, are recognized in the statement of income.

The information related to associates is included in note 3 and Exhibit C.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

2.3.18.
Information on operating segments

For management purposes, the Group is organized in four different business units to carry out its activities, as follows:

-
Electric power generation from conventional sources: the Group is engaged in the production of electric power from conventional sources and its sale.

-
Electric power generation from renewable sources: the Group also is engaged in the production of electric power from renewable sources and its sale.

-
Natural gas transport and distribution: through its equity investees companies belonging to ECOGAS Group, the Group is engaged in the natural gas distribution public sector service in the Cuyo and Centro regions of Argentina and it is also engaged in the natural gas transport sector service through its equity investee Company Transportadora de Gas del Mecrosur S.A. Also, the Company resells certain gas transport and distribution capacity that was previously contracted by the Company.

-
Management and operations of thermal plants: through its equity investees Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. and its subsidiary Central Vuelta de Obligado S.A. the Group is engaged in the management and operations of these thermal plants.

The Group has three reporting segments: production of electric power from conventional sources, production of electric power from renewable sources and natural gas transport and distribution. Management and operations activities are included in others, because the information is not material.

The financial performance of segments is evaluated based on net income and measured consistently with the net income disclosed in the financial statements (Note 4).

2.3.19.
Non-current assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction or its distribution to the shareholders rather than through continuing use. Such assets are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sale will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

A disposal group qualifies as discontinued operation if:

-
It is a component of the Group that represents a cash generating unit or a group of cash generating units,

-
it is classified as held for sale or as for distribution to equity holders, or it has already been disposed for distribution to the shareholders, and;

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
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-
it represents a separate major line of business or geographical area of operations or it is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as income or loss after tax from discontinued operations in the consolidated statement of income.

2.3.20.
Business combinations

Business combinations are accounted using the acquisition method when the Group takes effective control of the acquired company.

The Group will recognize in its financial statements the acquired identifiable assets, the assumed liabilities, any non-controlling interest and, if any, goodwill according to IFRS 3.

The acquisition cost is measured as the addition of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. The Group will measure the non- controlling interest in the acquiree at fair value or at the proportional interest in the identifiable net assets of the acquiree.

If the business combination is made in stages, the Group will measure again its previous holding at fair value at the acquisition date and will recognize income or loss in the consolidated statement of comprehensive income.

Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of comprehensive income.

As described in Note 18.9, on June 14, 2019, the Company acquired the Thermal Station Brigadier López (“the Station”) and the real estate on which the Station is located. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, determined in accordance with IFRS 3, amounted to 12,163,944.

The business combination was accounted using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, the Company considered that the consideration paid was similar to the fair value of the assets and liabilities acquired at the acquisition date. During fiscal year 2019, the Company made the price allocation and the valuation at fair value of the identifiable assets and the assumed liabilities based on an independent assessment made by a specialist.

2.4.
Significant accounting estimates and assumptions

The preparation of the Group’s financial statements requires management to make significant estimates and assumptions that affect the recorded amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. In this sense, the uncertainties related to the estimates and assumptions adopted could give rise in the future to final results that could differ from those estimates and require significant adjustments to the amounts of the assets and liabilities affected.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its accounting assumptions and significant estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

The terms for collection and the valuation of accumulated amounts related to receivables under Resolution 95 and receivables under Resolution 406 (from 2008 and thereafter).

Collection of the principal and interest on these receivables is subject to various business risks and uncertainties including, but not limited to, regulatory changes that could impact the timing and amount of collections, and economic conditions in Argentina. These assumptions are reviewed at the end of each reporting period. Actual future cash flows could differ from these estimates.

Recoverability of property, plant and equipment and intangible assets:

At each closing date of the reported period, the Group evaluates if there is any sign that the property, plant and equipment and/or intangible assets with finite useful lives may have their value impaired. Impairment exists when the book value of assets related to the Cash Generating Unit (CGU) exceeds its recoverable value, which is the higher between its fair value loss costs of sale of such asset and value in use. The value in use is calculated through the estimation of future cash flows discounted at their present value through a discount rate that reflects the current assessments of the market over the temporal value of money and the specific risks of each CGU. Projection calculations cover a five-year period. The recoverable value is sensitive to the used discount rate, as well as the estimated inflows and the growth rate.

The probability of occurrence and the amount of liabilities related to lawsuits and claims:

The Group based its estimates on the opinions of its legal counsel available when the consolidated financial statements were prepared. Existing circumstances and assumptions, however, may change due to changes in circumstances arising beyond the control of the Group.

Long-term employee benefit plan

The plan costs are determined by actuarial valuations. Actuarial valuations involve several assumptions that might differ from the results that will actually occur in the future.

These assumptions include the assessment of the discount rate, future salary increases and mortality rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, the benefit obligations are sensitive to changes in these assumptions. These assumptions are reviewed at the end of each reporting period.

2.5.
Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2020, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Amendments to IFRS 3: Definition of a business

In October 2018, IASB issued amendments to the definition of a business through IFRS 3 “Business combinations” to make it easier for companies to decide whether activities and assets they acquire are a business or not. The standard clarifies the minimum requirements for the existence of a business, removes the test on whether market participants can replace the missing elements; it adds a guide to help companies

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CENTRAL PUERTO S.A.

evaluate if an acquired process is significant; it reduces the definitions of a business and results, and it introduces an optional concentration test of reasonable value. New examples were provided together with the amendments.

Since amendments are applied prospectively to the transactions or other events that occur on the date of the first application or later, the Group has not been affected by these amendments on the transition date.

Amendments to IAS 1 and to IAS 8: Definition of material

In October 2018, IASB issued amendments to IAS 1 “Presentation of Financial Statements” and to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material” through the standards and to clarify certain aspects of the definition. The new definition establishes that: “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendment to the definition of material has not had a significant impact on the consolidated financial statements of the Group.

2.6.
IFRS issued but not yet effective

The following new and/or amended standards and interpretations have been issued but were not effective as of the date of issuance of these consolidated financial statements of the Group. In this sense, only the new and/or amended standards and interpretations that the Group expects to be applicable in the future are indicated. In general, the Group intends to adopt these standards, as applicable when they become effective.

Classification of debts as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued an amendment to IAS 1 - Presentation of financial statements that affects the classification of debts as current and non-current. The amendments affect the requirements of IAS 1 for debt presentations.

Specifically, it clarifies the criteria for the classification of debt as non-current. The application date of the amendment was fixed for the periods commenced as from January 1, 2023, with retroactive application. The Group is assessing the impact of these modifications in the presentation of debts.

IAS 16 - Property, plant and equipment (“PP&E”) - Proceeds before intended use

In May 2020, the IASB issued an amendment to IAS 16, which prohibits entities from deducting from the cost of PP&E the proceeds from the sale of elements produced while such asset is brought to working conditions for its intended use. On the contrary, the entity will recognize the proceeds for the sale of such items, as their production costs, in the income for the period.

Such amendment will enter into force for the annual periods commencing as from January 1, 2022 and must be applied retrospectively to PP&E items available for their use as from the commencement of the first period presented when the Group applies the modification for the first time.

These amendments are not expected to have a significant impact on the Group.

NIC 37: “Onerous contracts: Cost of fulfilling a contract”

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity must include when assessing whether a contract is onerous.

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The amendments clarify the meaning of “costs to fulfill a contract”. Costs which are directly related to a contract of goods or services supply include both the incremental costs and the costs allocation directly related to the contract activities.

Amendments are effective for the annual periods commencing as from January 1, 2022.

These modifications are not expected to have a significant impact on the Group.

3.
Investment in associates

The book value of investment in associates as of December 31, 2020 and 2019 amounts to:

	2020	2019
	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	39,811	88,419
Termoeléctrica Manuel Belgrano S.A.	27,070	95,075
ECOGAS Group (Note 3.2)	4,482,447	4,383,459
Transportadora de Gas del Mercosur S.A.	114,669	130,530
Others	8	142
	4,664,005	4,697,625

The share of the profit of associates for the years ended December 31, 2020 and 2019 amounts to:

	2020	2019
	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	26,343	62,538
Termoeléctrica Manuel Belgrano S.A.	(719)	60,939
ECOGAS Group (Note 3.2)	98,988	1,391,323
Transportadora de Gas del Mercosur S.A.	(15,862)	(9,115)
Others	-	9,964
	108,750	1,515,649

3.1. TSM and TMB

The Group has an interest in TSM and TMB, which are engaged in managing the purchase of equipment, and building, operating and maintaining the power plants. TSM and TMB are private, unlisted companies.

After termination of the supply agreements with TSM and TMB dated February 2, 2020 and January 7, 2020, respectively, trust agreements also terminated. As from those dates, a 90-day period commenced in which TSM and TMB and their shareholders had to perform all the company acts necessary to allow the Argentine Government to receive the corresponding shares in the capital of TSM and TMB that their contributions give them rights to.

On January 3, 2020, i.e. before the aforementioned 90-day period commenced, the Argentine Government (through the Ministry of Productive Development) served notice to the Company (together with TSM, TMB and their other shareholders and BICE, among others) stating that, according to the Final Agreement for the Re- adaptation of WEM, TSM and TMB shall perform the necessary acts to incorporate the Argentine Government as shareholder of both companies, acknowledging the same equity interest rights: 65.006% in TMB and 68.826% in TSM.

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On January 9, 2020, the Company, together with the other generation shareholders of TSM and TMB, rejected such act understanding that the equity interest the Government claims does not correspond with the contributions made for the construction of power stations and that gave it right to claim such equity interest.

On March 4, 2020, the Company was notified on two notes sent by the Minister of Productive Development whereby he answered the one sent by the Company on January 9, 2020 - mentioned above -, ratifying the terms of the note notified to the Company on January 3, 2020. In March 2020, the Company raised a reconsideration motion, with higher supplementary appeal, against the Argentine Government’s order for the acts mentioned above.

On May 4 and 8, 2020, the Company attended the Special Shareholder’s Meetings of TMB and TSM, respectively, in which the admission of the Argentine Government as shareholder of TSM and TMB was allowed, in accordance with the shareholding interest claimed by the Argentine Government. This with the sole purpose of complying with the condition precedent established in the respective Trust Agreements, which stated that for the trusted equity -comprised, among others, by the power plants- to be transferred to the companies TSM and TMB as trustees of the trusts in a 90-day term counted as from the end of the supply agreements, such companies and their shareholders (among which the Company is included) had to allow the entrance of the Argentine Government in TSM and TMB, receiving the same amount of shares representing the contributions made by the Argentine Government for the construction and giving it the right to claim such interest.

In both cases, when the mentioned Shareholders’ Meetings were held, through which the Argentine Government was allowed as shareholder of TMB and TSM due to its interest claim, the Company made the corresponding reservation of rights so as to continue the abovementioned claims already commenced.

On November 19, 2020, BICE (in its capacity as trustee of both trust agreements) had the condition precedent established in the Trust Agreements fulfilled since the necessary corporate acts for the Argentine Government to be allowed as shareholder of TSM and TMB were performed. Moreover, on March 11, 2021, the Secretariat of Energy notified TSM and TMB it accepts subscribing, on behalf of the Argentine Government, the corresponding shareholders for its interest in such companies.

On the other hand, the Company, together with the other shareholders of TSM and TMB (as guarantor within the framework and the limits stated by the Final Agreement for the Re-adaptation of WEM, Note SE no. 1368/05 and trust agreements), BICE, TSM, TMB and SE signed: a) on January 7, 2020 an amendment addenda of the Operation and Maintenance (“OMA”) of Thermal Manuel Belgrano and b) on January 9, 2020 an amendment addenda of the Operation and Maintenance Agreement (“OMA”) of Thermal San Martín, for which the validity of TMB and TSM OMA was extended until the effective transference of the trust’s liquidation equity.

The values recorded in these financial statements of the investments of TMB and TSM are detailed in Exhibit C. During the years ended December 31, 2020 and 2019, the Company received cash dividends from TMB and TSM for 140,984 and 159,594, respectively.

3.2.
Investments in gas distribution

The Group holds ownership interests of 42.31% in Inversora de Gas del Centro S.A. (“IGCE”, the controlling company of Distribuidora de Gas del Centro S.A. “DGCE” and Distribuidora de Gas Cuyana S.A. “DGCU”) and 17.20% in DGCE (from now on, “ECOGAS Group”). Consequently, the Group holds, both directly and indirectly, a 40.59% of the capital stock of DGCE, and, indirectly, a 21.58% interest in DGCU, both of which are engaged in the distribution of natural gas. The Company does not control such companies.

IGCE is a private, unlisted company which holds a 55.29% equity interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Cordoba, La Rioja and Catamarca, Argentine, and a 51%

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equity interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis.

During September 2019, the Group received dividends of 379,653 from ECOGAS Group. On October 31, 2019 the Group received dividends of 454,237 from ECOGAS Group.

3.3.
Transportadora de Gas del Mercosur S.A.

The Group has a 20% interest in Transportadora de Gas del Mercosur S.A. (“TGM”). This Company has a gas pipeline that covers the area from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the Province of Corrientes). In 2009, TGM terminated its contract with YPF, which was its only client to date, on the grounds of consecutive non-compliances. On December 22, 2017, YPF agreed to pay TGM USD 114,000,000 as full and final settlement to cover all the complaints TGM claims against YPF. TGM is a private unlisted company.

4.
Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2020 and 2019:

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2020	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	29,730,812	7,203,510	28,798,655	1,763,992	(29,388,809)	38,108,160
Cost of sales	(14,200,480)	(1,885,064)	(23,560,823)	(1,429,153)	24,260,116	(16,815,404)
Administrative and selling expenses	(2,555,522)	(417,081)	(6,284,509)	-	6,284,509	(2,972,603)
Other operating income	13,661,591	436,904	797,927	844	(798,771)	14,098,495
Other operating expenses	(322,577)	(129,459)	(214,812)	(5,048)	214,812	(457,084)
Impairment of property, plant and equipment and intangible assets	(4,016,305)	-	-	-	-	(4,016,305)

Operating income	22,297,519	5,208,810	(463,562)	330,635	571,857	27,945,259

Other (expenses) income	(16,287,978)	(4,655,845)	(104,237)	(50,581)	111,320	(20,987,321)

Net income for the segment	6,009,541	552,965	(567,799)	280,054	683,177	6,957,938
Share in the net income for the segment	6,009,541	552,965	174,831	220,601	-	6,957,938

2019	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	43,726,292	4,146,543	40,876,013	2,279,019	(42,070,644)	48,957,223
Cost of sales	(24,012,251)	(991,146)	(30,409,302)	(1,484,828)	31,089,800	(25,807,727)
Administrative and selling expenses	(3,217,730)	(367,403)	(5,344,536)	-	5,344,536	(3,585,133)
Other operating income	24,841,568	115,077	1,561,636	29,515	(1,561,636)	24,986,160
Other operating expenses	(18,619)	(345,035)	(51,408)	(4,953)	51,409	(368,606)
Impairment of property, plant and equipment and intangible assets	(5,996,233)	-	-	-	-	(5,996,233)

Operating income	35,323,027	2,558,036	6,632,403	818,753	(7,146,535)	38,185,684

Other (expenses) income	(24,098,436)	(3,752,595)	(2,639,712)	(220,440)	4,316,439	(26,394,744)

Net income for the segment	11,224,591	(1,194,559)	3,992,691	598,313	(2,830,096)	11,790,940
Share in the net income for the segment	11,224,590	(1,194,559)	1,425,682	335,227	-	11,790,940

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2020 and 2019 revenues from CAMMESA amounted to 94% and 96%, respectively, from total Group revenues.

5.
Revenues

	2020	2019
	ARS 000	ARS 000

Revenues from Resolution 1, SEE 19, SGE Resolution 70/2018, and amendments	17,473,763	37,273,808
Sales under contracts	18,395,788	10,007,294
Steam sales	1,064,771	591,732
Resale of gas transport and distribution capacity	394,841	389,746
Revenues from CVO thermal plant management	778,997	694,643
	38,108,160	48,957,223

6.
Other income and expenses

6.1.
Other operating income

	2020	2019
	ARS 000	ARS 000

Interest earned from customers	3,107,561 (1)	8,760,658 (1)
Foreign exchange difference, net	10,952,248 (2)	16,217,459 (2)
Others	38,686	8,043
	14,098,495	24,986,160

(1)
Includes 603 and 32,246 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2020 and 2019, respectively. It also includes 1,609,116 and 3,302,470 related to CVO receivables for the years ended December 31, 2020 and 2019, respectively.
(2)
Includes 20,328 and 613,376 related to receivables under FONINVEMEM I and II Agreements for the years ended December 31, 2020 and 2019, respectively. It also includes 10,186,305 and 14.669,903 related to CVO receivables for the years ended December 31, 2020 and 2019.

6.2.
Other operating expenses

	2020	2019
	ARS 000	ARS 000

Net charge related to the provision for lawsuits and claims (Exhibit E)	(8,373)	(7,191)
Material and spare parts impairment (Exhibit E)	(42,935)	(42,977)
Net charge related to the allowance for doubtful accounts (Exhibit E)	(2,458)	(13,161)
Charge related to discount tax credits	(30,194)	(304,798)
Interests	(373,124)	-
Others	-	(479)
	(457,084)	(368,606)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

6.3.
Finance income

	2020	2019
	ARS 000	ARS 000

Interest earned	128,688	40,138
Net income on financial assets at fair value through profit or loss (1)	5,031,107	4,861,886
	5,159,795	4,902,024

(1)
Net of 24,325 and 130,743 corresponding to turnover tax for the years ended December 31, 2020 and 2019, respectively.

6.4.
Finance expenses

	2020	2019
	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(3,643,087)	(4,371,775)
Foreign exchange differences	(17,318,661)	(16,376,119)
Bank commissions for loans and others	(519,079)	(218,007)
Others	(816,310)	(714,307)
	(22,297,137)	(21,680,208)

7.
Income tax

The major components of income tax during the years ended December 31, 2020 and 2019, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2020	2019
	ARS 000	ARS 000

Current income tax
Income tax charge for the year	(4,830,128)	(9,469,106)
Adjustment related to current income tax for the prior year	20,789	37,983

Deferred income tax
Related to the net variation in temporary differences	(308,636)	1,609,517
Income tax	(5,117,975)	(7,821,606)

Consolidated statement of comprehensive income

	2020	2019
	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to other comprehensive income
Deferred income tax	(1,967)	15,742
Income tax charged to other comprehensive income	(1,967)	15,742

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2020 and 2019, is as follows:

	2020	2019
	ARS 000	ARS 000

Income before income tax	12,075,913	19,612,546

At statutory income tax rate of 30%	(3,622,774)	(5,883,765)
Share of the profit of associates	(6,706)	238,468
Adjustment related to current income tax for the prior year	20,789	37,983
Effect related to statutory income tax rate change (1)	631,781	111,766
IFRIC 23 effect	19,783	86,791
Effect related to the discount of income tax payable	197,621	(762,741)
Loss on net monetary position	(2,496,932)	(1,252,741)
Business combination tax effects	-	(265,426)
Others	138,463	(131,941)
Income tax for the year	(5,117,975)	(7,821,606)

(1)
Effect of applying the changes in the statutory income tax rate established by Law 27,430 as described in Note 19 to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and statement of other comprehensive income
	2020	2019	2020	2019
	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	3,239	4,886	(1,647)	3,531
Other financial assets	(391)	(374,950)	374,559	(69,139)
Employee benefit liability	110,005	108,942	1,063	17,923
Provisions and others	(293,024)	62,041	(355,065)	38,955
Investments in associates	(1,081,467)	(1,042,573)	(38,894)	(168,046)
Property, plant and equipment - Material & spare parts - Intangible assets	(5,381,990)	(6,228,344)	846,354	1,064,535
Deferred tax income	(2,633,929)	(2,867,158)	233,229	947,039
Tax loss carry-forward	2,401,868	2,251,545	150,323	295,767
Tax inflation adjustment - Asset	186,962	611,466	(424,504)	611,466
Tax inflation adjustment - Liability	(2,212,793)	(1,116,772)	(1,096,021)	(1,116,772)
Deferred income tax (expense) income			(310,603)	1,625,259
Deferred income tax liabilities, net	(8,901,520)	(8,590,917)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

As of December 31, 2020, the Group holds deferred assets from tax loss carry-forward in its subsidiaries for 2,401,868 that can be utilized against future taxable profit from such entities as described below:

	Expiration year
	2021	2022	2023	2024	2025	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

CP Achiras S.A.U.	146	9,932	280,241	148,430	42,753	481,502
CP La Castellana S.A.U.	313	22,742	576,312	261,217	15,029	875,613
CPR Energy Solutions S.A.U.	-	4	1,153	61,618	9,707	72,482
CP Manque S.A.U.	-	-	-	69,620	177,671	247,291
CP Los Olivos S.A.U.	-	-	-	3,220	39,564	42,784
Vientos La Genoveva I S.A.U.	-	-	1,734	45,201	390,850	437,785
Vientos La Genoveva II S.A.U.	-	-	49,888	156,775	53	206,716
CP Renovables S.A.	-	-	-	-	34,942	34,942
Proener S.A.U.	14	24	57	120	2,538	2,753
	473	32,702	909,385	746,201	713,107	2,401,868

8.
Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year, net number of treasury shares.

There are no transactions or items generating an effect of dilution.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2020	2019
	ARS 000	ARS 000

Net income attributable to equity holders of the parent	6,891,921	11,992,373

Weighted average number of ordinary shares	1,505,170,408	1,505,170,408

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

9.
Inventories

	2020	2019
	ARS 000	ARS 000

Non-current:
Materials and spare parts	824,700	364,605
Provision for impairment in value - Exhibit E	(166,579)	(168,330)
	658,121	196,275

Current:
Materials and spare parts	783,889	882,658
Fuel oil	7,461	10,157
Diesel oil	12,876	2,437
	804,226	895,252

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

10.
Financial assets and liabilities

10.1.
Trade and other receivables

	2020	2019
	ARS 000	ARS 000

Non-current:
Trade receivables - CAMMESA	29,218,290	33,012,869
Receivables from shareholders	181,718	-
Guarantee deposits	43	58
	29,400,051	33,012,927

Current:
Trade receivables - CAMMESA	14,022,779	18,784,168
Trade receivables - YPF SA and YPF Energía Eléctrica SA	264,649	430,468
Trade receivables - Large users	1,172,671	543,647
Receivables from associates and other related parties	48	1,111
Other receivables	3,288,809	1,551,366
	18,748,956	21,310,760

Allowance for doubtful accounts - Exhibit E	(13,867)	(17,083)
	18,735,089	21,293,677

For the terms and conditions of receivables from related parties, refer to Note 16.

Trade receivables from CAMMESA accrue interest, once they become due. The Group accrues interest on receivables from CAMMESA according to the nature of the receivables, as follows:

FONINVEMEN I and II: The Company accrues interests according to the explicit rate agreed in the corresponding agreements for the passage of time.

CVO receivables: The Company accrues interests since the Commercial Approval date and according to the rate agreed in the CVO agreement, as described in Note 1.2.a).

Trade receivables related to YPF and large users accrue interest as stipulated in each individual agreement. The average collection term is generally from 30 to 90 days.

FONINVEMEM I and II: The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the years ended December 31, 2020 and 2019 collections of these receivables amounted to 335,306 and 1.533,109, respectively.

As mentioned in Note 1.2.a), during January and February 2020 we collected the last installments from the total 120 installments that were established by TMB and TSM agreements, respectively.

CVO receivables

As described in Note 1.2.a), in 2010 the Company approved a new agreement with the former Energy

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments.

During the years ended December 31, 2020 and 2019, collections of CVO receivables amounted to 6,298,451 and 11,498,992, respectively.

The information on the Group’s objectives and credit risk management policies is included in Note 17.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

31-12-20	48,149,007	45,113,817	3,008,214	2,343	12,653	27	11,953

10.2.
Trade and other payables

	2020	2019
	ARS 000	ARS 000
Current:
Trade and other payables	2,398,457	7,572,934
Insurance payable	118,828	431,375
Payables to associates and other related parties	28,207	27,220
	2,545,492	8,031,529

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 17.

For the terms and conditions of payables to related parties, refer to Note 16.

10.3.
Loans and borrowings

	2020	2019
	ARS 000	ARS 000
Non-current

Long-term loans for project financing (Notes 10.3.1, 10.3.2, 10.3.3, 10.3.4, 10.3.5, 10.3.6 and 10.3.8)	26,955,655	41,371,875
Corporate bonds (Note 10.3.9)	2,946,996	-
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	942,216	405,964
	30,844,867	41,777,839

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

	2020	2019
	ARS 000	ARS 000
Current

Long-term loans for project financing (Notes 10.3.1,10.3.2, 10.3.3, 10.3.4, 10.3.5, 10.3.6 and 10.3.8)	17,676,024	8,906,268
Corporate bonds (Note 10.3.9)	1,126,579	-
Derivative financial liabilities not designated as hedging instrument - Stock options	288,975	-
Short-term loans - Banco Macro S.A. (Note 10.3.7)	-	1,521,951
Bank and investment accounts overdrafts	1,032,883	498,278
	20,124,461	10,926,497

10.3.1.
Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee and Sponsor Support Agreement, among other customary covenants for this type of facilities, we committed, until each project completion date, to maintain (i) a leverage ratio of (a) until (and including) December 31, 2018, not more than 4.00:1.00; and (b) thereafter, not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, our subsidiary, CPR, and we, upon certain conditions, agreed to make certain equity contributions to CP La Castellana and CP Achiras.

As of December 31, 2020, the Group has met the requirements described in (i) and (ii) above.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

(x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) we shall maintain
(x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. As of December 31, 2020, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at December 31, 2020 and 2019, there are commercial liabilities with specific assignment for the amount of 2,791,980 and 787,866, respectively.

As of December 31, 2020 and 2019, the balance of these loans amounts to 10,674,261 and 11,400,435, respectively.

10.3.2.
Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 18.7.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2020 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at December 31, 2020, the Company has complied with that requirement.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

As at December 31, 2020 and 2019, the balance of this loan amounts to 3,506,510 and 3,711,107, respectively.

10.3.3.
Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López, as well as to fund future capital expenses and other expenses.

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at December 31, 2020, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed.

As mentioned in Note 20, on September 15, 2020, BCRA issued Communication “A” 7106, which established certain access restrictions to the foreign exchange market for the repayment of the financial debt in which it allows payment of up to 40% of installments higher than USD1 million becoming due between October 15, 2020 and March 31, 2021, establishing that a refinancing plan should be submitted for the outstanding amounts, which shall fulfill certain conditions established in the regulation, such as that repayment must have an average life higher than 2 years. This way, the loan installments becoming due between December 2020 and March 2021 were under the scope of the provisions of such regulation.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

On December 22, 2020, the Company signed an amendment to the loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equaling 20% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. In turn, as part of such, the applicable interest rates were increased in two basic points as from December 12, 2020.

Among the changes agreed, the following were included: a limitation in the dividends payment during 2021, and a USD 25 million maximum allowed for 2022. Moreover, a collateral agreement was signed, which includes the pledge on turbines of Brigadier López Thermal Station, a mortgage on the land in which such power station is located and a LVFDV passive collection collateral assignment.

As a result of the described refinancing, the Company registered a 110,702 loss, which is included under the “Financial expenses” item of the financial statements.

As a consequence of the issuing of BCRA Communication “A” 7230, as per Note 20, as of the issuance date of these financial statements, the Company is beginning negotiations with creditor banks to reschedule installments becoming due in June, September and December 2021.

As at December 31, 2020 and 2019, the balance of the loan amounts to 13,820,843 and 14,539,489, respectively.

10.3.4.
Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% and it is amortizable quarterly in 55 installments as from November 15, 2020.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, CPSA has committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and
(ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U.

As of December 31, 2020, the Group has met the requirements described in (i) and (ii) above.

On November 22, 2019 the loan funds were fully disbursed. As at December 31, 2020 and 2019, the balance of the loan amounts to 6,132,411 and 6,060,294, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

10.3.5.
Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year and it is amortizable quarterly in 25 installments as from May 24, 2020.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

Pursuant to the Collateral, among other obligations, CPSA has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, CPSA, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U. As at December 31, 2020, the Company has complied with such obligations.

On May 24, 2019 the loan funds were fully disbursed. As at December 31, 2020 and 2019, the balance of this loan amounts to 913,973 and 1,011,289, respectively.

10.3.6.
Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% and it is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares and promissory notes have been signed, while guarantee agreements on wind turbines and direct agreements are in process of being issued, under the terms defined by the loan agreement.

Pursuant to the Collateral, among other obligations, CPSA has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, CPSA, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As at December 31, 2019, the Company has complied with such obligations.

On July 23, 2019, the loan funds were fully disbursed. As of December 31, 2020 and 2019, the balance of this loan amounts to 2,711,190 and 3,053,500, respectively.

10.3.7.
Banco Macro S.A. short-term loan

On October 25 and 28, the Company entered into a loan agreement with Banco Macro S.A. for an amount of 1,000,000 to be used in the commercial business of the Company.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Under the terms of the agreement, this loan accrues a variable three-month interest rate based on pure BADLAR rate, plus a margin; and it is completely amortized in a year.

On October 28, 2019, the loan funds were fully disbursed. As of December 31, 2019, the balance of this loan amounts to 1,521,951. On June 19, 2020, the balance of this loan was fully paid in advance.

10.3.8.
Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous holder of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrues an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it is monthly amortizable. As of December 31, 2020, 20 installments are to be amortized and the financial debt balance amounts to 6,872,491. As of December 31, 2019, the balance of this loan amounted to 10,502,029.

Under the subscribed trust guarantee agreement, as at December 31, 2020 and 2019, there are trade receivables with specific assignment for the amounts of 394,707 and 759,400, respectively.

10.3.9.
CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

Dated August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to USD 80,000,000 was authorized. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

Within the framework of the mentioned program, dated September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35.160.000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1.109.925 at a variable interest rate equivalent to BADLAR rate, plus an applicable margin of 0.97% expiring on September 2, 2021.

On June 24, 2020, the Board of Directors of CPSA decided to guarantee unconditionally, through a surety, the co-emission of corporate bonds of its subsidiaries CP Manque S.A.U. and CP Los Olivos S.A.U. (the “Surety”). The Surety is an obligation with a common guarantee, not subordinated and unconditional of the Company. And, it shall have, at all times, the same priority rank regarding the non-guaranteed and unsubordinated obligations, present and future, of the Company. The Surety was instrumented through the signature of the Company in its capacity as co-signer of the permanent global certificates deposited in Caja de Valores S.A., in which the Corporate Bonds Class I and Corporate Bonds Class II of CP Manque S.AU. and CP Los Olivos S.AU. are represented.

10.3.10.
CPSA Medium Term Note Program

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The information on the Group’s objectives and financial risk management policies is included in Note 17.

10.4.
Changes in liabilities arising from financing activities

	01-01-2020	Payments	Non-cash transactions	Disbursements	Other	12-31-2020
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities
Loans and borrowings	41,777,839	-	(20,783,892)	2,851,984	6,998,936	30,844,867

Current liabilities
Loans and borrowings	10,926,497	(6,299,174)	(9,309,363)	1,216,655	23,589,846	20,124,461

	01-01-2019	Payments	Non-cash transactions	Disbursements	Other	12-31-2019
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities
Other loans and borrowings	10,898,713	-	(11,783,404)	25,894,340	16,768,190	41,777,839
Borrowings from CAMMESA	2,103,297	-	(736,032)	-	(1,367,265)	-

Current liabilities
Other loans and borrowings	1,408,757	(1,326,566)	(4,378,349)	6,617,578	8,605,077	10,926,497
Borrowings from CAMMESA	3,796,747	-	(7,023,304)	-	3,226,557	-

The “Non-cash transactions” column includes: i) the effect to cancel borrowings from CAMMESA under Resolution 146 with trade receivables from CAMMESA related with remuneration from non-recurring maintenance and ii) the income (loss) for exposure to change in purchasing power of currency (RECPAM), which amounted to 30,093,255 and 16,161,753 as of December 31, 2020 and 2019, respectively. The “Other” column includes the effect of reclassification of non-current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The group classifies interest paid as cash flows from financing activities.

10.5.
Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	2020	2019	2020	2019
	ARS 000	ARS 000	ARS 000	ARS 000

Financial assets

Trade and other receivables	48,135,140	54,306,604	48,135,140	54,306,604
Other financial assets	14,076,309	10,481,099	14,076,309	10,481,099
Cash and cash equivalents	278,698	2,033,761	278,698	2,033,761
Total	62,490,147	66,821,464	62,490,147	66,821,464

Financial liabilities

Loans and borrowings	50,969,328	52,704,336	50,969,328	52,704,336
Total	50,969,328	52,704,336	50,969,328	52,704,336

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Valuation techniques

The fair value reported in connection with the abovementioned financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Management assessed that the fair values of current trade receivables and current loans and borrowings approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group measures long-terms receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors of each transaction and the creditworthiness of the customer.

Fair value of quoted debt securities, mutual funds, stocks and corporate bonds is based on price quotations at the end of each reporting period.

The fair value of the foreign currency forward contracts is calculated based on appropriate valuation techniques that use market observable data.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2020, and 2019:

	Fair value measurement using:
12-31-2020	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	789,291	789,291	-	-
Public debt securities	12,146,740	12,146,740	-	-
Stocks and corporate bonds	1,140,278	1,140,278	-	-
Total financial assets measured at fair value	14,076,309	14,076,309	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	942,216	-	942,216	-
Stock options	288,975	288,975	-	-
Total financial liabilities measured at fair value	1,231,191	288,975	942,216	-

	Fair value measurement using:
12-31-2019	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	5,766,320	5,766,320	-	-
Public debt securities	4,714,779	4,714,779	-	-
Total financial assets measured at fair value	10,481,099	10,481,099	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	405,964	-	405,964	-
Total financial liabilities measured at fair value	405,964	-	405,964	-

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17, of these financial statements.

11. Non-financial assets and liabilities

11.1.
Other non-financial assets

	2020	2019
	ARS 000	ARS 000
Non-current:
Tax credits	286,323	758,751
Income tax credits	193,282	173,499
Prepayments to vendors	4,511	6,011
	484,116	938,261

Current:
Upfront payments of inventories purchases	118,366	289,778
Prepayment insurance	116,652	593,985
Tax credits	629,240	393,832
Other	36,103	92,316
	900,361	1,369,911

11.2.
Other non-financial liabilities

	2020	2019
	ARS 000	ARS 000
Non-current:
VAT payable	5,077,447	5,672,279
Tax on bank account transactions payable	176,855	256,192
	5,254,302	5,928,471
Current:
VAT payable	1,876,358	1,888,727
Turnover tax payable	53,845	79,961
Income tax withholdings payable	39,785	62,205
Concession fees and royalties	62,918	85,609
Tax on bank account transactions payable	215,982	184,592
Other	2,310	60,059
	2,251,198	2,361,153

11.3.
Compensation and employee benefits liabilities

	2020	2019
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	314,612	312,142

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	2020	2019
	ARS 000	ARS 000
Benefit plan expenses

Cost of interest	22,996	17,754
Cost of service for the current year	99,697	47,641
Past service cost	-	37,719
Expense recognized during the year	122,693	103,114

Defined benefit obligation at beginning of year	312,142	310,617

Cost of interest	88,216	38,641
Cost of service for the current year	20,347	14,400
Past service cost	-	37,719
Actuarial (gains) losses	(7,471)	59,403
Benefits paid	(15,759)	(40,149)
Decrease due to gain on net monetary position	(82,863)	(108,489)
Defined benefit obligation at end of year	314,612	312,142

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2020	2019

Discount rate	5,50%	5,50%

Increase in the real annual salary	2,00%	2,00%

Turn over of participants	0,73%	0,73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2020 year-end	(24,754)	29,105
Effect on the benefit obligation as of the 2019 year-end	(25,328)	29,849

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2020 year-end	27,115	(23,487)
Effect on the benefit obligation as of the 2019 year-end	27,872	(24,089)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

As of December 31, 2020, and 2019, the Group had no assets in connection with employee benefit plans.

	2020	2019
	ARS 000	ARS 000
Current:
Vacation and statutory bonus	413,302	330,042
Contributions payable	129,041	130,514
Bonus accrual	445,068	484,316
Other	31,508	6,355
	1,018,919	951,227

12. Intangible assets

Concession right of Piedra del Águila hydroelectric power plant

Includes the amounts paid as consideration for rights relating to the concession of Piedra del Águila hydroelectric power plant awarded by the Argentine government for a 30-year term, until December 29, 2023. The Group amortizes such intangible asset based on straight-line basis over the remaining life of the concession agreement.

For a concession arrangement to fall within the scope of IFRIC 12, usage of the infrastructure must be controlled by the concession grantor. This requirement is met when the following two conditions are met:

-
the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

-
the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

Upon Resolution 95 passed by Argentine government our concession right of Piedra del Águila hydroelectric power plant met both conditions above.

The main features of the concession contract are as follows:

Control and regulation of prices by concession grantor: Pricing schedule approved by grantor;

Remuneration paid by: CAMMESA;

Grant or guarantee from concession grantor: None;

Residual value: Infrastructure returned to grantor for no consideration at end of concession;

Concession end date: December 29, 2023;

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2020 and 2019, the fees and royalties amounted 448,404 and 500,707, respectively and they were shown in operating expenses in the consolidated statement of income.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Contractual capital investment obligations and obligations relating to maintenance expenditure on infrastructure under concession are nominal.

Transmission lines of wind farms Achiras and La Castellana

The Group finished the construction of wind farms La Castellana and Achiras, whereby it was agreed to construct high and medium tension lines and the electrical substation to connect the wind farms to SADI, a part of which were given to the companies transporting the energy in accordance with the respective contracts; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for the works related to the construction of the described equipments.

Electrical substation of wind farm La Genoveva II

During 2019 the Group finished the construction of wind farms La Genoveva II, whereby it was agreed to construct the electrical substation that feeds the connection of the wind farm to the SADI, a part of which were given to the company transporting the energy; therefore, such company is in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for an amount of 33,722, which were transferred from property, plant and equipment.

Electrical substation of wind farm La Genoveva

During 2020 the Group finished the construction of wind farms La Genoveva, whereby it was agreed to construct the electrical substation that feeds the connection of the wind farm to the SADI, a part of which were given to the company transporting the energy; therefore, such company is in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for an amount of 50,122, which were transferred from property, plant and equipment.

Turbogas and turbosteam supply agreements for Thermal Station Brigadier López

During fiscal year 2019, as a result of the business combination corresponding to the acquisition of the Thermal Station Brigadier López, the Group recognized an intangible asset for 8,296,920 related to turbogas and turbosteam supply agreements entered into with CAMMESA regarding Thermal Station Brigadier López.

13.
Cash and short-term deposits

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	2020	2019
	ARS 000	ARS 000

Cash at banks and on hand	278,698	2,033,761

Bank balances accrue interest at variable rates based on the bank deposits daily rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective fixed short-term deposit rates.

14.
Equity reserves and dividends paid

On April 30, 2019, the Shareholders’ Meeting of the Company approved i) to restore the legal reserve balance to its value prior to the absorption of the accumulated negative earnings resulting from the inflation-adjustment,

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
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CENTRAL PUERTO S.A.

which had been carried out according to the terms of RG no. 777/18 of the CNV for an amount of 3,238,426,

ii) to increase the legal reserve in the amount of 2,435,491 and iii) to allocate the remaining unappropriated earnings as of December 31, 2018 to increase the voluntary reserve by 28,382,471 in order to increase the solvency of the Company.

On November 22, 2019, the Shareholders’ Meeting of the Company decided to partially deallocate the voluntary reserve and to destine the deallocated amount to the distribution of a cash dividend for an amount equivalent to ARS 0.71 per share (nominal value), which was paid on December 5, 2019.

On April 30, 2020, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 599,618 and to allocate the remaining unappropriated earnings as of December 31, 2019 to increase the voluntary reserve by 12,387,590.

15.
Provisions and contingent liabilities

The evolution of provisions included in liabilities is disclosed in Exhibit E.

16.
Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties as of December 31, 2020 and 2019:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000
Associates:

Termoeléctrica José de San Martín S.A.	12-31-2020	565	-	48	-
	12-31-2019	644	-	366	-

Distribuidora de Gas Cuyana S.A.	12-31-2020	-	370.927	-	27.659
	12-31-2019	-	590.500	-	26.270

Energía Sudamericana S.A.	12-31-2020	-	-	-	548
	12-31-2019	-	-	-	746

Related companies:

RMPE Asociados S.A.	12-31-2020	254	544.413	-	-
	12-31-2019	242	489.127	-	-

Coyserv S.A.	12-31-2020	-	2.959	-	-
	12-31-2019	-	42.118	745	204
Total	12-31-2020	819	918.299	48	28.207
	12-31-2019	886	1.121.745	1.111	27.220

Balances and transactions with shareholders

As at December 31, 2020, there is a balance of 181,718 shareholders, corresponding to the personal property tax entered by the Company under the substitute decision maker scheme.

On June 24, 2020, the Board of Directors of the Company authorized the purchase of 30% of the capital stock of the subsidiary CP Renovables S.A. to its minority shareholder, representing 993,993,952 shares, at a value of US Dollars 0.034418 per share, which was completely paid through the transfer of financial assets. Based

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

on the Audit Committee’s report, the Board of the Company determined that such transaction is an arm´s length transaction.

This transaction was accounted for as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference of 1,966,148 between the book value of the non-controlling interest at the transaction date and the fair value of the consideration paid was directly recognized in equity and attributed to holders of the parent.

This way, CPSA’s interest in the subsidiary CP Renovables S.A. amounts to 100% of the capital stock as at December 31, 2020.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the years ended December 31, 2020 and 2019, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

17.
Financial risk management objectives and policies

-
Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

The Company´s risk administration policy is defined for the purposes of reducing the effect of the purchasing power loss. Net monetary positions during most of fiscal year 2020 were liabilities. Therefore, the Company is not actually exposed to the purchasing power loss risk. During most of 2019, net monetary positions were assets. Therefore, the Company sought to mitigate such risk with adjustment mechanisms through interest and exchange differences. Consequently, during 2020, item "Gain / (loss) on net monetary position” registered a net profit due to inflation-exposure of monetary items; while in 2019, item "Gain (loss) on net monetary position" registered a net loss due to inflation-exposure of monetary items.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2020, to a reasonably possible change in interest rates over the portion of loans bearing interest at a variable interest rate, with all other variables held constant:

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Increase in percentage	Effect on income before income tax (Loss)
ARS 000

5%	(2,452,175)

-
Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The Company is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the financial debt related to the bank loans mentioned in Note 10.3. The Company does not use derivative financial instruments to hedge such risk. As of December 31, 2020, the net balance exposed to this risk amounts to USD 142,681 thousand, since existing liabilities in foreign currency for USD 611,593 thousand exceed receivables, other financial assets and cash and short-term deposits in foreign currency for USD 468,912 thousand.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2020 (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Loss)
ARS 000

10%	(1,201,220)

-
Price risk

The Company’s revenues depend on the electric power price in the spot market and the production cost paid by CAMMESA. The Company has no power to set prices in the market where it operates, except for the income from agreements entered into in the Term Market, where the price risk is reduced since normally prices are negotiated above the spot market price.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including holdings of government securities.

-
Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regards to credit concentration, see Note 10.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2020, is deemed sufficient to cover the potential impairment in the value of trade receivables.

-
Cash and cash equivalents

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with corporate policy. Investments of surplus funds are made only with approved counterparties; in this case, the risk is limited because high-credit-rating banks are involved.

-
Public and corporate securities

This risk is managed by the Company’s finance management according to corporate policies, whereby these types of investments may only be made in first-class companies and in instruments issued by the federal or provincial governments.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Liquidity risk

The Group manages its liquidity to guarantee the funds required to support its business strategy. Short-term financing needs related to seasonal increases in working capital are covered through short-and medium-term bank credit lines.

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	More than a year	Total
	ARS 000	ARS 000	ARS 000	ARS 000

As of December 31, 2020

Loans and borrowings	4,510,320	15,614,141	30,844,867	50,969,328
Trade and other payables	2,545,492	-	-	2,545,492
	7,055,812	15,614,141	30,844,867	53,514,820
As of December 31, 2019

Loans and borrowings	-	10,926,497	41,777,839	52,704,336
Trade and other payables	8,031,529	-	-	8,031,529
	8,031,529	10,926,497	41,777,839	60,735,865

Granted and received guarantees

The Group has posted a bank bond to cover the obligations undertaken under the Concession Agreement of Complejo Hidroeléctrica Piedra del Águila for 9,143.

On October 16, 2006, the Group entered into two pledge agreements with the Secretariat of Energy to guarantee our performance obligations in favor of the FONINVEMEM trusts under certain construction management and operation management agreements and provided as collateral: (a) 100% of our shares in TSM and TMB, and (b) 50% of the rights conferred by our LVFVD receivables for the duration of the construction management agreement and the operation management agreement.

Likewise, the Group entered into various guarantee agreements to provide performance assurance of its obligations arising from the agreements described in Notes 1.2.a), 10.3.1, 10.3.3, 10.3.4, 10.3.5, 10.3.6, 10.3.9
and 18.6.

18.
Contracts, acquisitions and agreements

18.1.
Maintenance and service contracts

The Group entered into long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto Combined Cycle plant, and part of the Mendoza based units, and (ii) Siemens, which is in charge of the maintenance of the combined cycle unit based in Mendoza site.

Under long-term service agreements, suppliers provide materials, spare parts, labor and on-site engineering guidance in connection with scheduled maintenance activities, in accordance with the applicable technical recommendations.

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CENTRAL PUERTO S.A.

18.2.
Agreement for supplying electricity and steam to YPF

As from January 1999 and for a 20-year term, our Luján de Cuyo plant supplies 150 tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. Under this agreement YPF supplies the Luján de Cuyo plant with the fuel and water needed for operation of the plant.

On February 8, 2018, we signed an agreement to extend the aforementioned agreement with YPF for a period of up to 24 months or up to the start of commercial operation of the new Luján de Cuyo co-generation unit, which is described in Note 18.7, whatever occurs first. This way, this agreement was valid up to September 24, 2019 since the new cogeneration commenced supplying steam to YPF on September 25, 2019, the new steam agreement entering into force on October 5, 2019.

18.3.
Acquisition of Siemens gas turbine

On December 18, 2014, the Company acquired from Siemens a gas turbine for electric power generation composed by a turbine and a generator with 286 MW output power, and the proper ancillary equipment and maintenance and assistance services. This equipment is being used in the cogeneration project called "Terminal 6 San Lorenzo", which is described in Note 18.7.

18.4.
Acquisition of General Electric gas turbine

On March 13th, 2015, the Company acquired a gas turbine from General Electric and hired their specialized technical support services. The unit is a gas turbine with 373 MW output power.

18.5.
Acquisition of two Siemens gas turbines

On May 27th, 2016, the Company acquired from Siemens two gas turbines for electric power generation composed by a turbine and a generator with 298 MW output power, and the proper ancillary equipment and maintenance and assistance services.

As of December 31, 2020, these assets were classified under the item “Property, plant and equipment available for sale” since the conditions described in Note 2.3.19 were fulfilled as of that date.

18.6.
Renewable Energy generation farms

During 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, with a capacity of 100.8 MW and 48 MW, respectively.

Likewise, on July 17, 2019 the wind form “La Castellana II” belonging to CPR Energy Solutions S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 14.4 MW, which was extended to 15.2 MW on February 21, 2020. Also, on September 14, 2019 the wind farm belonging to the subsidiary Vientos La Genoveva II S.A.U. was commissioned, with a capacity of 41.8 MW. Finally, on December 7, 2019 the wind form belonging to CP Manque S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 38 MW being the total projected capacity of 57 MW; then, on January 23, 2020 the commissioned capacity was extended to 53.2 MW; and finally, on March 3, 2020 the remaining capacity was commissioned completing the total 57 MW.

During February 2020 the wind form belonging to CP Los Olivos S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 22.8 MW.

On September 11, 2020, the partial authorization for the commercial operation of 12 out of 21 wind turbines that form the wind farm La Genoveva, with a maximum 50.4 MW power, was granted. Afterwards, on October 30, 2020, 8 wind turbines were authorized for commercial operation, reaching an 84 MW power. Finally, on December 21, 2020, the commercial authorization for the total capacity of the farm (88.2 MW) was granted, starting the energy supply under the agreement entered into with CAMMESA, which is described in the following paragraph.

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In 2017 the Group entered into power purchase agreements with CAMMESA for La Castellana and Achiras wind farms for a 20-year term as from the launch of the commercial operations. Likewise, during 2018 the Group entered into a power purchase agreement with CAMMESA for La Genoveva wind farm for a 20-year term as from the launch of the commercial operations at full capacity.

Regarding wind farm La Castellana II, the Group entered into supply agreements with Rayen Cura S.A.I.C. for a 7-year term and approximately 35,000 MWh/year volume, with Metrive S.A. for a 15-year term and 12,000 MWh/year volume, with N. Ferraris for a 10-year term and 6,500 MWh/year volume and with Banco de Galicia y Buenos Aires S.A. for a 10-year term to supply energy demand for approximately 4,700 MWh/year.

Regarding wind farm La Genoveva II, the Group entered into supply agreements with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm and approximately 87.6 GWh/year volume, with PBB Polisur S.R.L. (Dow Chemical) for a term of 6 years and an estimated volume of 80 GWh/year, with Farm Frites for a 5-year term and 9.5 GWh/year volume and with BBVA for a 5-year term and 6 GWh/year volume.

Regarding wind farm Manque, the Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for the wind farm Manque for a 20-year term as from the launch of the commercial operations and for an estimated volume of 230 GWh per year.

Regarding the wind farm Los Olivos, the Group entered into power purchase agreements with S.A. San Miguel A.G.I.C.I. y F., Minera Alumbrera Limited and SCANIA Argentina S.A.U. for a 10-year term as from the launch of commercial operations, to supply them 8.7 GWh/year, 27.4 GWh/year and

20.2 GWh/year, respectively.

Acquisition and operation of wind turbines

The Group has entered into agreements with Nordex Windpower S.A. for the operation and maintenance of Achiras and La Castellana wind farms for a 10-year term.

Moreover, the Group has entered into agreements with Vestas Argentina S.A. for the operation and maintenance of La Genoveva I, La Genoveva II, La Castellana II, Manque and Los Olivos wind farms for a 5- year term.

18.7.
Awarding of co-generation projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that began when the new co-generation unit at our Luján de Cuyo plant started operations.

Also, on December 27, 2017, we entered into a steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

On October 5, 2019, the commercial operation of the new cogeneration unit Luján de Cuyo started. On November 21, 2020, the open cycle commercial operation of cogeneration unit Terminal 6 San Lorenzo started with an authorized power of 269.5 MW.

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CENTRAL PUERTO S.A.

18.8.
Purchase of natural gas for generation

As accepted under Regulation SGE No. 70/2018 described in Note 1.2.d), the Company reinstated its activities towards purchasing natural gas as from late November 2018, in order to supply its generation stations. As from December 2018, all natural gas used by the Company was purchased to producers and distributors directly, as well as the transported associated to those consumptions. The Company’s main natural gas providers were YPF, Tecpetrol, Total, Metroenergía and Pluspetrol, among others.

As from December 30, 2019, as stated in Note 1.2.d), the Ministry of Productive Development decided to centralize the purchase of fuel to generate electrical energy through CAMMESA, repealing Resolution No. 70/2018 of the former Secretariat of Energy. The scope of this new measure is for the WEM generation units that commercialize their energy and power in the spot market.

18.9.
Thermal Station Brigadier López acquisition

In the context of a local and foreign public tender called by Integración Energética Argentina S.A. (“IEASA”), which has been awarded to the Company, on June 14, 2019 the transfer agreement of the production unit that is part of Brigadier López Thermal Station and of the premises on which the Station is located, was signed, including: a) production unit for the Station, which includes personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used for the Station operation and use; b) IEASA’s contractual position in executed contracts (including turbogas and turbosteam supplying contracts with CAMMESA and the financial trust agreement signed by IEASA as trustor, among others); c) permits and authorizations in effect related to the Station operation; and d) the labor relationship with the transferred employees.

The Station currently has a Siemens gas turbine of 280.5 MW. According to the tender specifications and conditions, it is expected to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which will generate 420 MW in total.

The cycle closing works’ finishing is pending.

The amount paid on June 14, 2019 amounted to USD 165,432,500, formed by a cash amount of USD 155,332,500, plus an amount of USD 10,100,000 settled through the assignment of LVFVD to IEASA.

19.
Tax integral inflation adjustment

Pursuant to Law no. 27,468, modified by Law no. 27,430 as described in Note 21, to determine the amount of taxable net profits for fiscal years commencing January 1, 2019, the inflation adjustment calculated on the basis of the provisions set forth in the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable (a) if the variance percentage of the consumers price index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, and (b) for the first, second, and third fiscal year as from January 1, 2018, if the accumulated IPC variance is higher than 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third period commenced as from January 1, 2018, which must be calculated in case of verifying the statements on the foregoing paragraphs (a) y (b), shall be charged in a sixth for that fiscal period and the remaining five sixths, equally, in the immediately following fiscal periods.

At December 31, 2019, such conditions have been already met. Consequently, the current and deferred income tax have been booked in the fiscal year ended December 31, 2019, including the effects derived from the application of the tax inflation adjustment under the terms established by the income tax law.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

20.
Measures in the Argentine economy

During December 2019, the Central Bank of Argentina (“BCRA”) issued Communication “A” 6854 and “A” 6856 whereby the regulations on Abroad and Exchange Rate issued by BCRA were extended, which included regulations on exports, imports and, especially, the previous BCRA’s authorization to access the foreign Exchange market for the transference of profits and dividends.

Afterwards, the BCRA issued Communication “A” 7030 -in force as from May 29, 2020- setting forth the following measures to be taken into account regarding exchange matters:

a)
Access to the Foreign Exchange Market for the payment of the import of goods and services, profits and dividends, commercial interests, capital interests and interests from financing activities, formation of external assets of legal persons, among others, shall need the previous authorization from BCRA, except if the following can be put on record -in return format-:

i.
That the totality of their holdings are in local financial entities and that they do not have net external assets available (e.g., government securities, shares not listed, demand accounts, etc.).

ii.
That they commit to settle in the Foreign Exchange Market, within 5 working days of their availability, those funds received abroad originated in the collection of loans granted to third parties, the collection of a term deposit or the sale of any kind of asset, provided the asset was acquired, the deposit was made or the loan granted after May 28, 2020.

b)
A previous authorization shall be required to BCRA for the payment of the imports of goods (whether advanced or deferred) until June 30, 2020, taking into account the exceptions numbered in the communication.

c)
BCRA’s previous consent shall be required -until June 30, 2020- for the access to the Foreign Exchange Market for the settlement of capital services of financial indebtedness with foreign parties when the creditor is a counterpart linked to the debtor.

d)
The restriction to access the Foreign Exchange Market is extended to 90 previous days and 90 subsequent days if the operations of purchase and sale of government securities were settled in foreign currency or through transference abroad, which was set forth by Communication “A” 7001.

Afterwards, BCRA issued Communication “B” 12020 whereby it communicated the standardized procedure to facilitate and speed up the treatment of requests of previous consent to access the Foreign Exchange Market to pay the imports of goods, in accordance with supplementary Communications “A” 7001 and 7030.

On June 25, 2020, BCRA issued Communication “A” 7052 whereby it extended until July 31, 2020 the term described in the foregoing paragraphs b) and) c and established that the following shall be exempted from BCRA’s previous authorization: all deferred or at-sight payments of the imports of goods corresponding to operations shipped as from July 1, 2020 or those that having been shipped before did not arrived to the country before that date.

Through successive communications, being Communication “A” 7151 the last one, the provisions on the foregoing paragraphs b) and c) are still in force, the last extension being until March 31, 2021.

In force as from September 16, 2020, Communication “A” 7106, issued by the BCRA, established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The involved legal entities shall submit before

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the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market will be accessed in the original terms does not exceed 40% of the capital amount expiring and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. On February 25, 2021, through Communication “A” 7230, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due between April 1 and December 31, 2021. The effects of these regulations for the Company are described in Note 10.3.3.

Finally, through Communication “A” 7138, the BCRA established that as from October 16, 2020, debit operations for a daily amount equal or exceeding USD 50,000 or its equivalent shall be reported in the Advances Informative Regime for Foreign Exchange Operations and that the term stated in the regulation in force shall be fulfilled before accessing the Foreign Exchange Market.

Moreover, on December 23, 2019, Law no. 27,541 on “Social Solidarity and Production Reactivation within the Public Emergency framework” was published in the Official Gazette; and on December 28, Decree no. 99/2019 was issued with the regulations for the implementation of such law. The main measures in the law and its regulations affecting the tax regime and the energy market are the following:

Tax obligations

a)
Income tax

Law no. 27,430 had established that for the fiscal period commenced as from January 1, 2020, the corporate rate of income statement would be reduced from 30% to 25% and that the additional tax on dividends or profits distributed to human persons of Argentina and abroad would increase from 7% to 13%. Law no. 27,541 cancels that rate change and keeps the original 30% and 7%, up to the fiscal periods commencing January 1, 2021 inclusive.

b)
Tax on an inclusive and supportive Argentina (“impuesto PAIS” [Country tax])

With emergency character and for the term of five fiscal periods, a tax with a 30% rate is established on the operations related to the acquisition of foreign currency for saving, purchase of goods and services in foreign currency and international transport of passengers. Such tax extends to all residents of Argentina, whether human persons or business entities. The tax does not have the character of payment on account of any tax.

Energy Market

The Law enables the Executive Branch to keep electricity and natural gas rates under federal jurisdiction and to commence a re-negotiation process for the revision of the integral rate in force or to start an extraordinary revision as from the Law’s entering into force date and for a maximum term of 180 days tending to a reduction in the rate charge on homestead, stores and industries for year 2020. Exercising delegated powers, the Argentine Government announced the cancellation of all electricity and natural gas rate update for the 180 days stated in the Law; this cancellation was subsequently extended for another 180 days through Decree No. 543/2020. In that sense, on February 27, 2020, Resolution No. 31 issued by the Secretariat of Energy was published, which resolution is described in Note 1.2.f).

It is important to highlight the fact that these measures affect sales on the spot market, but do not affect the agreements signed by the Group with CAMMESA or other companies, which establish the applicable rate table.

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21.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

Within the framework of the amendment to the loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC -described in Note 10.3.3-, there is a limitation for the payment of dividends during 2021 and a dividends payment limitation during 2022 of up to USD 25 million until 80% of the loan’s principal and interest are paid.

22.
COVID-19

On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Hence, several measures have been undertaken by the Argentine government and other governments around the globe; however, the virus continues to spread globally and, as of the date of these financial statements, it has affected more than 150 countries and territories around the world, including Argentina. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development may have a material and adverse effect on the Group’s business operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Additionally, how the disease will evolve in Argentina cannot be predicted, nor what additional restrictions the Argentine government may impose can be anticipated.

In this regard, on March 20, 2020 the Argentine Government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine” or “ASPO” -for its acronym in Spanish-, indistinctly) as a public health measure to contain the effects of the COVID-19 outbreak. Such decree established that persons must refrain from going to their workplaces, and may not travel along routes, roads or public spaces. As from the adoption of the Quarantine, the government has extended it in many opportunities and it has ordered the preventive and mandatory social distancing (“DISPO” -for its acronym in Spanish-) in some jurisdictions. As of the date of these financial statements, ASPO (temporarily and in certain jurisdictions) and DISPO (in most of the country) are extended until April 9, 2021.

At the time, as additional measure to contain the virus in Argentina, international travel was suspended (except for certain specific repatriation flights).

Pursuant to Decree 297/2020, minimum shifts ensuring the operation and maintenance of electric energy generators were exempted from the Quarantine. Although operations personnel were allowed to continue their activities, under certain health and sanitary precautions, the rest of the personnel continued working remotely. Furthermore, on April 7, 2020, pursuant to Administrative Decision 468/2020 issued by the Presidency of the Cabinet of Ministers, the construction of private sector energy infrastructure was included within the activities exempted from the ASPO.

Some of the main identified impacts that this crisis has and may have in the future for the Company are the following:

Operations - Power generation

-
Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector, have not been able to continue operating normally. According

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to information from CAMMESA, at the beginning of Quarantine the total electric energy demand had significantly declined. At the time, this reduction had an impact in the Group´s thermal energy generation, in particular our units with higher heat rate (less efficient).

-
Increased delays in payments and/or risk of uncollectability from the Group’s private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine may also affect the cash flow of CAMMESA and our private clients and it may increase the delays in their payments and the risk of uncollectability of private clients.

-
Personnel safeguard. Multiple measures to protect the health of all the Group´s operations and maintenance personnel have been taken. Some of those measures include: a) the isolation of the teams that operate the Group’s different units preventing contact between different teams, b) the avoidance of contact between personnel of different shifts, c) the use of extra protection, and additional sanitary measures, d) using virtual meetings, e) identify key personnel in order to have the necessary back up teams should a contingency arise, and keeping all non-essential personnel working remotely f) drafting and publication of health and safety plans and/or protocols both for the plants in operation and works in development. These measures have been effective to protect the Group’s personnel, and at the date of these financial statements, a low contagion level has been registered within the Group’s personnel.

-
Lack of necessary supplies/equipment, or delays in supplies. The Quarantine may also affect the provision of essential supplies. Although the provision of the necessary supplies is also considered an essential activity under the enacted emergency framework and usually a stock of spare parts is kept as backup, the Company cannot assure that the provision of the necessary supplies will not be affected. Furthermore, the measures taken by foreign countries in which some of the Group’s supplies and spare parts are produced, may also affect the Group’s stock of spare parts. Any delay in the provision of essential equipment or supplies may affect the Group’s operations.

Projects under construction/development

COVID-19 outbreak has had an impact on the projects that were and are under construction. Therefore, there have been delays in the completion dates originally set.

Since the issuance of Administrative Decision 468/2020 abovementioned, the project construction activities were resumed. This required the implementation of health safety measures according to the requests established and recommended by health authorities. Regard being had to the foregoing, a procedure and a protocol were drafted, which have to be complied with by the personnel, contractors and subcontractors.

Regarding wind farm La Genoveva, on February 21, 2020, Vestas Argentina S.A. notified the Group that the COVID-19 outbreak affected its manufacturing activities worldwide, causing delays on the supply chain for the delivery of certain Chinese-origin manufacturing components required for the completion of the wind turbines. In its communication, Vestas Argentina S.A. did not specify the specific impact this situation may have on the agreed upon schedule. However, delays on the project’s completion are reasonably expected. The Group sent a notice to CAMMESA reporting the updates received from Vestas Argentina S.A., in accordance with the force majeure clauses of the Supply of Renewable Electrical Energy entered into with CAMMESA described in Note 18.6, in order to avoid potential penalties should the project suffer unexpected and unforeseen delays. On April 7, 2020, CAMMESA acknowledged receipt of that notice and asked for a report on the consequences that the force majeure events have had on the schedule of the project. The construction of the wind farm has been resumed on April 9, 2020. Since then, the Company has sent to CAMMESA several notices informing: on the one hand, the impact this force majeure event had on the project and the measures taken within the COVID-19 protocol abovementioned; and on the other hand, reiterating the request of not receiving sanctions for the evidenced delays, as well as the request to obtain an extension in the commercial operation date of the

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wind farm. The main events impacting on the project execution schedule are the following: i) delays in the international manufacturing and delivery, ii) delays in the manufacturing and/or supply of local equipment, components and parts, iii) restrictions on the transport of material and components, iv) restrictions on the working methods due to compliance with COVID-19 health protocols that reduce the productivity of processes and tasks, and v) the borders lockdown that prevent foreign specialists from entering to conduct assembly or installation processes and for the start-up. In this regard, on June 10, 2020, the Secretariat of Energy ordered CAMMESSA to temporarily suspend the calculation of the terms set forth for those projects that had not obtained the commercial authorization, among which wind farm La Genoveva is included, for a maximum postponement term of six months from March 12 to September 12, 2020. Therefore, the committed commercial authorization of the wind farm was extended until November 22, 2020. Finally, as per Note 18.6, on November 21, 2020, the commercial authorization for the total capacity of the farm was granted.

The Quarantine also affected the construction of the Terminal 6-San Lorenzo thermal plant described in Note 18.7. After the Quarantine was lifted according to Administrative Decision 468/2020, construction was resumed on April 27, 2020. Additionally, as mentioned above, travel restrictions and national borders lockdown imposed by the government, among others, may delay the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. The Company notified CAMMESA and the Energy Secretariat on the situation and requested: (i) the suspension of agreement terms as from March 20, 2020 and until the situation is normalized, and (ii) the non-application of sanctions for the case in which the Company cannot comply with the committed dates on the Wholesale Demand Agreement entered into with CAMMESA mentioned in Note 18.7, so as to avoid possible sanctions stemming from a delay in the completion of the project due to unforeseen and inevitable reasons. In this sense, on June 10, 2020, the Secretariat of Energy ordered CAMMESSA to temporarily suspend the calculation of the terms set forth for those projects that had not obtained the commercial authorization, among which the cogeneration station Terminal 6 - San Lorenzo is included, for a maximum postponement term of six months from March 12 to September 12, 2020. Therefore, the committed commercial authorization of the wind farm was extended until March 5, 2021. On July 15, 2020, the Company communicated the Secretariat of Energy, with copy to CAMMESA, that the temporary suspension of the terms is not sufficient to comply with the new terms under the Wholesale Demand Agreement since the numerous measures adopted due to COVID-19 generated a strong slowdown in all the activities related to the work of the cogeneration unit Terminal 6 - San Lorenzo. Dated September 10, 2020, the Undersecretariat of Electrical Energy granted a new suspension of the terms for the commercial authorization of the projects between September 12, 2020 and November 25, 2020, being subject to certain requirements to be fulfilled before CAMMESA. The Company has requested, both CAMMESA and the Secretariat of Energy, the extension of the new commercial authorization of the project “Terminal 6 - San Lorenzo” until July 30, 2021. On November 21, 2020, the open cycle commercial operation started. As of the date of these financial statements the necessary works for finishing the project are in course.

The effects of the Covid-19 crisis pose challenges to the closing of the combined cycle at the Brigadier López plant, delaying the start of construction of such project, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand and difficulties to obtain the necessary financing for projects in the current market situation.

In addition, the Covid-19 crisis may reduce the possibility of new projects that would enable the use of the gas turbines included under "Gas turbines" item within property, plant and equipment and under "Property, plant and equipment available for sale" item.

Access to Capital Markets

Due to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets may also be substantially reduced. Although cash flow and liquidity of the Group is deemed sufficient to meet the working capital, debt service obligations and capital expenditure requirements, any further deterioration of the current economic situation may result in a deterioration of the Company´s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets.

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Natural gas distribution operating segment

Additionally, the Covid-19 pandemic crisis may also affect the natural gas distribution associate’s income (ECOGAS Group). Although such economic activity was exempt from the Quarantine, the economic downturn as a consequence of this measure is expected to reduce the volumes distributed to the clients. Moreover, some measures adopted by the Argentine government to mitigate the effects of the Covid-19 outbreak in the economy are also expected to affect ECOGAS Group financial performance. For example, the government has ruled a 180-day period, starting on March 1, 2020, where the suspension of the natural gas service is not permitted, upon certain circumstances and limited to certain users; that period was subsequently extended until December 31, 2020. Moreover, tariff increases are suspended until March 15, 2021.

The Group will continue taking all the available measures to mitigate the effects that the Covid-19 pandemic crisis has or may have on the operations, the projects undergoing and the Group´s financial position.

23.
Subsequent events

No facts or operations occurred between the closing date of the fiscal year and the date of issuance of these financial statements that may significantly affect such financial statements.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
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EXHIBIT A
1 of 2

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2020

	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	8,594,860	5,165	1,207,819	-	9,807,844
Electric power facilities	59,872,775	104,185	9,950,779	-	69,927,739
Wind turbines	13,445,671	-	9,782,105	-	23,227,776
Gas turbines	6,593,598	-	(4,067,667)	-	2,525,931
Construction in progress (1)	31,014,731	11,223,599	(21,527,659)	-	20,710,671
Other	3,327,397	119,375	532,835	(1,548)	3,978,059
Total	122,849,032	11,452,324	(4,121,788) (2)	(1,548)	130,178,020

	Depreciation and impairment
	At the beginning	Charges	Disposals and impairment	Transfers	At the end	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	1,198,700	223,697	-	-	1,422,397	8,385,447
Electric power facilities	36,444,878	2,466,011	-	-	38,910,889	31,016,850
Wind turbines	609,707	907,830	-	-	1,517,537	21,710,239
Gas turbines	-	-	-	-	-	2,525,931
Impairment of gas turbines (3)	1,695,826	-	1,500,186	(1,708,216)	1,487,796	(1,487,796)
Impairment of electric power facilities, lands and buildings, construction in progress and others (3)	2,834,360	(81,634)	1,916,915	-	4,669,641	(4,669,641)
Construction in progress	-	-	-	-	-	20,710,671
Other	2,878,295	104,770	-	-	2,983,065	994,994
Total	45,661,766	3,620,674	3,417,101	(1,708,216) (4)	50,991,325	79,186,695

(1)
The Group has capitalized borrowing costs for a total amount of 303,299 during the year ended December 31, 2020.
(2)
Includes 54,121 transferred to intangible assets related to transmission lines and electrical substations that were transferred to electric energy transport companies and 4,067,667 transferred to item "property, plant and equipment available for sale" (see Note 18.5).
(3)
See Note 2.3.8.
(4)
Transferred to item "property, plant and equipment available for sale" (see Note 18.5).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT A
2 of 2

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2019

	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	5,741,439	1,440,902	1,412,519	-	8,594,860
Electric power facilities	47,508,461	11,539,267	825,047	-	59,872,775
Wind turbines	7,371,556	-	6,074,115	-	13,445,671
Gas turbines	11,124,709	-	(4,531,111)	-	6,593,598
Construction in progress (1)	10,723,987	24,117,611	(3,826,867) (2)	-	31,014,731
Other	3,245,401	85,152	90	(3,246)	3,327,397
Total	85,715,553	37,182,932	(46,207)	(3,246)	122,849,032

	Depreciation and impairment
	At the beginning	Charges	Disposals and impairment	At the end	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	1,027,859	170,841	-	1,198,700	7,396,160
Electric power facilities	34,434,565	2,010,313	-	36,444,878	23,427,897
Wind turbines	163,359	446,348	-	609,707	12,835,964
Gas turbines	-	-	-	-	6,593,598
Impairment of gas turbines (3)	-	-	1,695,826	1,695,826	(1,695,826)
Impairment of electric power facilities and construction in progress (3)	-	-	2,834,360	2,834,360	(2,834,360)
Construction in progress	-	-	-	-	31,014,731
Other	2,827,456	54,082	(3,243)	2,878,295	449,102
Total	38,453,239	2,681,584	4,526,943	45,661,766	77,187,266

(1)
The Group has capitalized borrowing costs for a total amount of 231,235 during the year ended December 31, 2019.
(2)
Includes 4,146,562 transferred from gas turbines to construction in progress because the gas turbines were used in the co-generation project “Terminal 6 San Lorenzo”, and (46,207) transferred to intangible assets related to transmissions lines and electrical substations that were transferred to electric energy transport companies.
(3)
See Note 2.3.8.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  EXHIBIT B

CENTRAL PUERTO S.A.

INTANGIBLE ASSETS

AS OF DECEMBER 31, 2020 AND 2019

	2020
	Cost
	At the beginning	Additions	Transfers	At the end
	ARS 000	ARS 000	ARS 000	ARS 000

Concession right	16,554,782	-	-	16,554,782
Transmission lines and electrical substations for wind farms	1,295,030	-	54,121 (1)	1,349,151
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	8,296,920	-	-	8,296,920
Total 2020	26,146,732	-	54,121	26,200,853
Total 2019	17,803,605	8,296,920	46,207 (1)	26,146,732

	2020						2019
	Amortization and impairment
	At the beginning	%	Charges	Impairment	At the end	Net book value	Net book value
	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Concession right	13,793,866	3.3	690,229	-	14,484,095	2,070,687	2,760,916
Transmission lines and electrical substations for wind farms	105,624	5.0	66,977	-	172,601	1,176,550	1,189,406
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	1,157,706	30.8 (3)	1,984,641	-	3,142,347	5,154,573	7,139,214
BL contracts impairment (2)	1,466,048		(407,548)	599,204	1,657,704	(1,657,704)	(1,466,048)
Total 2020	16,523,244		2,334,299	599,204	19,456,747	6,744,106
Total 2019	13,145,723		1,911,474	1,466,047	16,523,244		9,623,488

(1)
Transferred from property, plant and equipment. See Note 12.
(2)
See Note 2.3.8.
(3)
Related to turbogas supply agreement.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT C
CENTRAL PUERTO S.A.

EQUITY INTERESTS IN ASSOCIATES

AS OF DECEMBER 31, 2020 AND 2019

	2020							2019
Name and characteristics of securities and issuers	Class	Face value	Quantity	Listed Price	Value obtained by the equity method	Share in the profit of associates	Book value	Book value
					ARS 000	ARS 000	ARS 000	ARS 000

INVESTMENT IN ASSOCIATES

Termoeléctrica José de San Martín S.A.	1 vote	1	152,378	None	39,811	26,343	39,811	88,419
Termoeléctrica Manuel Belgrano S.A.	1 vote	1	152,378	None	27,070	(719)	27,070	95,075
ECOGAS Group	1 vote	10	(a)	None	4,482,447	98,988	4,482,447	4,383,459
Transportadora de Gas del Mercosur S.A.	1 vote	-	8,702,400	None	114,669	(15,862)	114,669	130,530
Other	-	-	-	-	8	-	8	142
						108,750	4,664,005	4,697,625

a) 5,999,022 IGCE shares and 27,598,637 DGCE shares.

	Last available financial information
Name and characteristics of securities and issuers	Date	Capital stock	Income (loss)	Equity	Direct and indirect equity interest %
		ARS 000	ARS 000	ARS 000

Termoeléctrica José de San Martín S.A.	12/31/2020	7,078	87,400	128,941	30.88%
Termoeléctrica Manuel Belgrano S.A.	12/31/2020	7,078	(2,323)	87,473	30.95%
ECOGAS Group:
Distribuidora de Gas del Centro S.A.	12/31/2020	160,457	(176,754)	10,465,618	17.20%
IGCE	12/31/2020	141,787	(107,195)	11,841,642	42.31%
Transportadora de Gas del Mercosur S.A.	12/31/2020	43,512	(28,374)	506,939	20.00%

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT D
CENTRAL PUERTO S.A.

INVESTMENTS

AS OF DECEMBER 31, 2020 AND 2019

	2020		2019
Name and characteristics of securities	Currency	Book value	Book value
		ARS 000	ARS 000

CURRENT ASSETS

Financial assets at fair value through profit or loss

Public debt securities	ARS	9,994,857	4,714,779
	USD	2,151,883	-
Mutual funds	ARS	333,946	5,766,320
	USD	455,345	-
Stocks and corporate bonds	ARS	776,207	-
	EUR	227,896	-
	USD	136,175	-
		14,076,309	10,481,099
		14,076,309	10,481,099

ARS: Argentine Peso.
USD: US Dollar.
EUR: Euros.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT E
CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF DECEMBER 31, 2020 AND 2019

	2020					2019
Item	At beginning	Increases	Decreases	Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

ASSETS

Non-current

Inventories	168,330	42,935	(44,686) (1)	-	166,579	168,330

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	17,083	11,566	(5,674) (1)	(9,108)	13,867	17,083
Total 2020	185,413	54,501	(50,360)	(9,108)	180,446
Total 2019	200,589	55,206	(70,382) (1)	-		185,413

LIABILITIES

Provisions

Current

Provision for lawsuits and claims	37,379	10,272	(10,897) (1)	(1,899)	34,855	37,379
Total 2020	37,379	10,272	(10,897)	(1,899)	34,855
Total 2019	1,125,676	7,191	(1,095,488) (2)	-		37,379

Non-current

Provision for wind farms dismantling	12,512	36,055	(3,164) (1)	-	45,403	12,512
Total 2020	12,512	36,055	(3,164)	-	45,403
Total 2019	-	12,512	-	-		12,512

(1)
Income (loss) for exposure to change in purchasing power of currency for the year.

(2)
1,073,576 relates to the adoption of IFRC 23, as described in Note 2.3.5. The remaining effect relates to the loss for exposure to change in purchasing power of currency for the year.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT F
CENTRAL PUERTO S.A.

COST OF SALES

AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
	ARS 000	ARS 000

Inventories at beginning of each year	1,091,527	619,038

Purchases and operating expenses for each year:

Purchases	3,650,420	14,143,878
Operating expenses (Exhibit H)	13,535,804	12,136,338
	17,186,224	26,280,216

Inventories at the end of each year	(1,462,347)	(1,091,527)
Total	16,815,404	25,807,727

EXHIBIT G
CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF DECEMBER 31, 2020 AND 2019

	2020				2019
Account	Currency and amount (in thousands)		Effective exchange rate (1)	Book value	Currency and amount (in thousands)		Book value
				ARS 000			ARS 000

NON-CURRENT ASSETS

Trade and other receivables	USD	347,214	84.15 (2)	29,218,050	USD	404,860	33,012,869
				29,218,050			33,012,869
CURRENT ASSETS

Cash and cash equivalents	USD	3,016	83.95	253,193	USD	29,834	2,424,379
	EUR	2	103.07	206	EUR	1	91
Other financial assets	USD	32,679	83.95	2,743,403	USD	97,220	7,900,297
	EUR	2,211	103.07	227,896	-	-	-
Trade and other receivables	USD	67,034	84.15 (2)	5,640,913	USD	79,002	6,441,940
	USD	16,313	83.95	1,369,476	USD	8,837	718,116
				10,235,087			17,484,823
				39,453,137			50,497,692

NON-CURRENT LIABILITIES

Loans and borrowings	USD	376,638	84.15	31,694,088	USD	532,441	43,412,362
				31,694,088			43,412,362
CURRENT LIABILITIES

Loans and borrowings	USD	215,618	84.15	18,144,255	USD	110,804	9,034,360
Trade and other payables	USD	19,192	84.15	1,615,007	USD	22,537	1,837,545
	EUR	121	103.53	12,527	EUR	291	26,633
				19,771,789			10,898,538
				51,465,877			54,310,900

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of December 31, 2020 as per the Argentine National Bank.
(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2020 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H
1 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

AS OF DECEMBER 31, 2020 AND 2019

	2020
Accounts	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000

Compensation to employees	2,890,592	1,089,988	3,980,580
Other long-term employee benefits	104,394	22,490	126,884
Depreciation of property, plant and equipment	3,620,674	-	3,620,674
Amortization of intangible assets	2,334,299	-	2,334,299
Purchase of energy and power	143,435	-	143,435
Fees and compensation for services	939,144	795,693	1,734,837
Maintenance expenses	1,762,492	188,738	1,951,230
Consumption of materials and spare parts	512,160	-	512,160
Insurance	716,242	31,585	747,827
Levies and royalties	448,404	-	448,404
Taxes and assessments	51,550	353,682	405,232
Tax on bank account transactions	6,546	449,234	455,780
Others	5,872	41,193	47,065
Total	13,535,804	2,972,603	16,508,407

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H
2 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

AS OF DECEMBER 31, 2020 AND 2019

	2019
Accounts	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000

Compensation to employees	3,225,925	1,188,407	4,414,332
Other long-term employee benefits	93,700	9,516	103,216
Depreciation of property, plant and equipment	2,681,250	334	2,681,584
Amortization of intangible assets	1,934,797	-	1,934,797
Purchase of energy and power	127,500	-	127,500
Fees and compensation for services	580,305	1,010,261	1,590,566
Maintenance expenses	1,788,105	186,095	1,974,200
Consumption of materials and spare parts	642,269	-	642,269
Insurance	469,846	17,848	487,694
Levies and royalties	523,254	-	523,254
Taxes and assessments	46,248	273,365	319,613
Tax on bank account transactions	6,704	855,446	862,150
Others	16,435	43,861	60,296
Total	12,136,338	3,585,133	15,721,471

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF INCOME
for the year ended December 31, 2020

	2020	2019
	ARS 000	ARS 000

Revenues	30,170,401	44,116,038
Cost of sales	(14,489,722)	(24,379,708)
Gross income	15,680,679	19,736,330

Administrative and selling expenses	(2,575,460)	(3,223,183)
Other operating income	13,754,396	24,882,034
Other operating expenses	(382,234)	(38,872)
Impairment of property, plant and equipment and intangible assets	(4,016,305)	(5,996,233)
Operating income	22,461,076	35,360,076

Loss on net monetary position	(4,967,931)	(9,122,017)
Finance income	4,523,648	4,811,805
Finance expenses	(12,176,334)	(13,172,381)
Share of the profit of associates and subsidiaries	746,799	730,171
Income before income tax	10,587,258	18,607,654

Income tax for the year	(3,695,337)	(6,615,281)
Net income for the year	6,891,921	11,992,373

- Basic and diluted earnings per share (ARS)	4.58	7.97

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME
for the year ended December 31, 2020

	2020	2019
	ARS 000	ARS 000

Net income for the year	6,891,921	11,992,373

Other comprehensive income for the year

Other comprehensive income (loss) not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	7,471	(59,403)
Income tax related to remeasurement of losses from long-term employee benefits	(1,967)	15,742
Other comprehensive income (loss) not to be reclassified to income in subsequent periods	5,504	(43,661)
Other comprehensive income for the year	5,504	(43,661)
Total comprehensive income for the year	6,897,425	11,948,712

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION
as at December 31, 2020

	Notes	2020	2019
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment		50,412,460	52,570,913
Intangible assets		5,567,564	8,434,085
Investment in associates		4,664,005	4,697,493
Investment in subsidiaries	Exhibit C	9,685,988	6,292,285
Trade and other receivables		29,400,051	33,012,927
Other non-financial assets		197,745	179,447
Other financial assets		452,169	4,154,018
Inventories		658,121	196,273
		101,038,103	109,537,441
Current assets
Inventories		786,172	886,021
Other non-financial assets		230,967	922,024
Trade and other receivables		13,567,868	19,273,020
Other financial assets		11,889,831	5,041,777
Cash and cash equivalents		19,588	1,402,138
		26,494,426	27,524,980
Property, plant and equipment available for sale		2,359,451	-
Total assets		129,891,980	137,062,421

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		25,619,864	25,619,864
Legal reserve		3,838,044	3,238,426
Voluntary reserve		48,479,823	36,092,233
Other equity accounts		(1,966,148)	-
Retained earnings		6,897,425	12,987,208
Total equity		84,383,030	79,451,753

Non-current liabilities
Other non-financial liabilities		5,254,302	5,928,471
Loans and borrowings		8,770,787	21,573,958
Compensation and employee benefits liabilities		314,612	312,142
Deferred income tax liabilities		7,032,642	8,037,866
		21,372,343	35,852,437
Current liabilities
Trade and other payables		2,309,869	7,272,312
Other non-financial liabilities		2,041,562	2,186,777
Loans and borrowings		16,440,790	9,199,005
Compensation and employee benefits liabilities		899,523	861,792
Income tax payable		2,410,009	2,200,966
Provisions		34,854	37,379
		24,136,607	21,758,231
Total liabilities		45,508,950	57,610,668
Total equity and liabilities		129,891,980	137,062,421

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF CASH FLOWS
for the year ended December 31, 2020

	2020	2019
	ARS 000	ARS 000
Operating activities
Income for the period before income tax	10,587,258	18,607,653

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	2,369,016	2,053,206
Amortization of intangible assets	2,267,321	1,871,259
Impairment of property, plant and equipment and intangible assets	4,016,305	5,996,233
Interest earned from customers	(3,102,022)	(8,757,087)
Trade and tax interests lost	373,124	-
Finance income	(4,523,648)	(4,811,805)
Finance expenses	12,176,334	13,172,382
Share of the profit of associates and subsidiaries	(746,799)	(730,171)
Material and spare parts impairment	42,935	42,977
Movements in provisions and long-term employee benefit plan expense	131,066	110,307
Foreign exchange difference for trade receivables	(10,651,242)	(16,121,389)
Loss on net monetary position	(7,960,504)	(10,632,159)

Working capital adjustments:
Decrease in trade and other receivables	17,466,237	19,511,246
Decrease (Increase) in other financial, non-financial assets and inventories	129,294	(1,057,295)
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(8,307,060)	806,626
	14,267,615	20,061,983
Trade and tax interests paid	(373,124)	-
Interest received	2,985,135	6,578,193
Income tax paid	(3,321,137)	(13,045,996)
Net cash flows provided by operating activities	13,558,489	13,594,180

Investing activities
Purchase of property, plant and equipment	(6,172,740)	(14,034,330)
Acquisition of Thermal Station Brigadier López	-	(11,526,280)
Loans granted to subsidiaries, net	2,754,252	(3,038,169)
Interest received from loans granted	86,040	70,439
Dividends received	277,827	1,044,009
(Acquisition) Sale of available-for-sale financial assets, net	(5,585,454)	887,766
Capital contributions to subsidiaries	(2,040,893)	(1,802,941)
Net cash flows used in investing activities	(10,680,968)	(28,399,506)

Financing activities
Loans received	-	17,426,197
Bank and investment accounts overdrafts received (paid), net	(703,224)	1,379,410
Loans paid	(1,587,090)	-
Direct financing and loans refinancing costs	(303,742)	(1,055,314)
Interest and other financial costs paid	(1,682,134)	(461,857)
Dividends paid	-	(1,518,238)
Net cash flows (used in) provided by financing activities	(4,276,190)	15,770,198

(Decrease) Increase in cash and cash equivalents	(1,398,669)	964,872
Exchange difference and other financial results	120,993	434,864
Monetary results effect on cash and cash equivalents	(104,874)	(329,870)
Cash and cash equivalents as of January 1	1,402,138	332,272
Cash and cash equivalents as of December 31	19,588	1,402,138

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

1.
Basis of presentation of the separate financial statements

1.1.
Summary of the applied accounting policies

The Company presents its separate financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which states the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2.
Basis for presentation

These separate financial statements for the year ended December 31, 2020 were prepared by applying IFRS.

When preparing these separate financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimate and assumptions described in the attached consolidated financial statements for the year ended December 31, 2020.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT C

CENTRAL PUERTO S.A.

INVESTMENT IN SUBSIDIARIES

AS OF DECEMBER 31. 2020 AND 2019

	2020								2019
Name and characteristics of securities and issuers	Class	Face value	Number	Cost value	Listed price	Value obtained by the equity method	Share of profit of subsidiaries	Book value	Book value

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	164,581	102,538	164,581	144,073
CP Renovables S.A.	1 vote	1	5,016,199,569	6,413,571,322	Unlisted	6,127,288	1,258,359	6,127,288	1,879,242
Proener S.A.U.	1 vote	1	282,557	1	Unlisted	19,920	(11,761)	19,920	81,015
Vientos La Genoveva S.A.U.	1 vote	1	1,615,451,861	1,615,451,861	Unlisted	1,948,445	(1,090,442)	1,948,445	3,038,887
Vientos La Genoveva II S.A.U.	1 vote	1	498,293,542	498,293,542	Unlisted	1,425,754	379,354	1,425,754	1,148,935
Central Aime Paine S.A.	-	-	-	-		-	-	-	133
							638,048	9,685,988	6,292,285

	Latest available financial information
Name and characteristics of securities and issuers	Date	Capital stock	(Loss) Income	Equity	Direct and indirect equity interest %

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	12/31/2020	500	194,978	194,978	56.19%
CP Renovables S.A.	12/31/2020	5,312,977	1,281,951	6,636,930	94.91%
Proener S.A.U.	12/31/2020	283	(11,761)	27,339	100.00%
Vientos La Genoveva S.A.U.	12/31/2020	1,615,452	(1,051,961)	1,618,469	100.00%
Vientos La Genoveva II S.A.U.	12/31/2020	498,294	393,047	1,219,065	100.00%

English translation of the original report issued in Spanish for publication in Argentina

INDEPENDENT AUDITORS’ REPORT
To the Directors of
CENTRAL PUERTO S.A.

I.
Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Central Puerto S.A. and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at December 31, 2020, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2020 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code) together with the ethical requirements that are relevant to our audit of the consolidated financial statements in Argentina, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Valuation of property, plant and equipment and intangible assets Description of the Matter
As reflected in the Group´s consolidated financial statements, at December 31, 2020, the Group´s property, plant and equipment (“PP&E”) and intangible assets were Argentine pesos (“Ps.”) 79,187 million and Ps. 6,744 million, respectively. As further described in Note 2.3.8 to the consolidated financial statements, PP&E and intangible assets are tested for impairment when an existing event or one that took place after year end, and provides additional evidence of conditions that existed at the end of the reporting period, indicates than the recoverable value of the PP&E and/or intangible assets amounts may be affected.

For each individual asset or cash generating unit (“CGU”) for which impairment indicators are identified, management estimates the recoverable amount for the asset or CGU, which is the higher of the fair value less costs to sell and its value in use, and compares it to the respective carrying amount. The Group estimated the fair value less cost to sell of Turbines based on purchase offers received and external specialists’ valuations. The value in use for the Group´s CGUs related to the Electric Power Generation from conventional sources operating segment, was estimated based on discounted future cash flows.

During 2020, the Group recorded a Ps. 3,417 million impairment loss on PP&E related to Brigadier López Thermal Generation Station, Combined Cycle Luján de Cuyo and certain Turbines and a Ps. 599 million impairment loss on its intangible assets related to the Brigadier López Thermal Generation Station.

Auditing this area is especially challenging because it involves a high degree of auditor judgment in performing procedures to evaluate management assumptions to determine the fair value less cost to sell and value in use, such as prospective financial information (including market inputs used in the determination of certain assets’ fair value , expected inflation and exchange rates, the estimated growth in energy market, future electricity prices and developments in the regulatory framework) and the discount rate, which are forward-looking and based upon expectations about future economic and market conditions. Due to the significance of the accounts involved and the uncertainties associated with the impairment testing process, the results of those tests can have a significant effect on the consolidated financial statements and vary significantly if different assumptions are applied in the model.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s impairment assessment process, including controls over management’s review of the significant assumptions described above, the completeness and accuracy of the underlying data and over the consistency of the discounted cash flow model used by the Group.

To test management´s impairment evaluation, our audit procedures included, among others, assessing the methodologies used by management, testing the underlying data and involving our internal valuation specialists to assist in testing the significant assumptions discussed above and the valuations in which the Group based its determination of fair value less cost to sell. For example, we compared the significant assumptions used by management, such as expected inflation, exchange rates and future energy prices, to current available economic trends data and known regulatory framework, and evaluated whether changes to the Group’s estimation model or other factors affected the significant assumptions. We also assessed historical accuracy of management’s estimates and performed sensitivity analysis to evaluate the changes in the value in use that would result from changes in the underlying assumptions and tested the arithmetical accuracy and internal logic of the discounted cash flows model. We also assessed the completeness of the related disclosures in the consolidated financial statements.

Other information included in The Group’s 2020 Annual Report

Other information consists of the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon. Management is responsible for the other information.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and the Audit Committee for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

City of Buenos Aires,
March 15, 2021.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 13

GERMÁN E. CANTALUPI
Partner
Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 248 - F° 60

English translation of the original report issued in Spanish for publication in Argentina

INDEPENDENT AUDITORS’ REPORT
To the Directors of
CENTRAL PUERTO S.A.

I.
Report on the audit of the financial statements

Opinion

We have audited the financial statements of Central Puerto S.A. (the Company), which comprise the statement of financial position as at December 31, 2020, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code) together with the ethical requirements that are relevant to our audit of the financial statements in Argentina, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the financial statements of the current period. These matters were addressed in the context of the audit of the financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Valuation of property, plant and equipment and intangible assets Description of the Matter
As reflected in the Group´s consolidated financial statements, at December 31, 2020, the Group´s property, plant and equipment (“PP&E”) and intangible assets were Argentine pesos (“Ps.”) 79,187 million and Ps. 6,744 million, respectively. As further described in Note 2.3.8 to the consolidated financial statements, PP&E and intangible assets are tested for impairment when an existing event or one that took place after year end, and provides additional evidence of conditions that existed at the end of the reporting period, indicates than the recoverable value of the PP&E and/or intangible assets amounts may be affected.

For each individual asset or cash generating unit (“CGU”) for which impairment indicators are identified, management estimates the recoverable amount for the asset or CGU, which is the higher of the fair value less costs to sell and its value in use, and compares it to the respective carrying amount. The Group estimated the fair value less cost to sell of Turbines based on purchase offers received and external specialists’ valuations. The value in use for the Group´s CGUs related to the Electric Power Generation from conventional sources operating segment, was estimated based on discounted future cash flows.

During 2020, the Group recorded a Ps. 3,417 million impairment loss on PP&E related to Brigadier López Thermal Generation Station, Combined Cycle Luján de Cuyo and certain Turbines and a Ps. 599 million impairment loss on its intangible assets related to the Brigadier López Thermal Generation Station.

Auditing this area is especially challenging because it involves a high degree of auditor judgment in performing procedures to evaluate management assumptions to determine the fair value less cost to sell and value in use, such as prospective financial information (including market inputs used in the determination of certain assets’ fair value , expected inflation and exchange rates, the estimated growth in energy market, future electricity prices and developments in the regulatory framework) and the discount rate, which are forward-looking and based upon expectations about future economic and market conditions. Due to the significance of the accounts involved and the uncertainties associated with the impairment testing process, the results of those tests can have a significant effect on the consolidated financial statements and vary significantly if different assumptions are applied in the model.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s impairment assessment process, including controls over management’s review of the significant assumptions described above, the completeness and accuracy of the underlying data and over the consistency of the discounted cash flow model used by the Group.

To test management´s impairment evaluation, our audit procedures included, among others, assessing the methodologies used by management, testing the underlying data and involving our internal valuation specialists to assist in testing the significant assumptions discussed above and the valuations in which the Group based its determination of fair value less cost to sell. For example, we compared the significant assumptions used by management, such as expected inflation, exchange rates and future energy prices, to current available economic trends data and known regulatory framework, and evaluated whether changes to the Group’s estimation model or other factors affected the significant assumptions. We also assessed historical accuracy of management’s estimates and performed sensitivity analysis to evaluate the changes in the value in use that would result from changes in the underlying assumptions and tested the arithmetical accuracy and internal logic of the discounted cash flows model. We also assessed the completeness of the related disclosures in the consolidated financial statements.

Other information included in The Group’s 2020 Annual Report

Other information consists of the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon. Management is responsible for the other information.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and the Audit Committee for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

City of Buenos Aires,
March 15, 2021.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 - F° 13

GERMÁN E. CANTALUPI

Partner
Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 248 - F° 60